SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

PORTUGAL TELECOM, SGPS, S.A.

September 8, 2014

PROPOSAL OF THE BOARD OF DIRECTORS

SINGLE ITEM ON THE AGENDA:

(To deliberate, under the proposal of the Board of Directors, on the terms of the agreements to be executed between PT and Oi, S.A. within the business combination of these two companies)

Whereas:

a.              Following the memorandum of understanding disclosed to the market on October 2, 2013 (the “Memorandum of Understanding”), Portugal Telecom, SGPS, S.A. (“PT”), Oi, S.A. (“Oi”) and certain of their affiliates announced their intention to implement a combination of the businesses of PT and Oi (the “Business Combination”) into a single, listed company governed by the laws of Brazil, which has meanwhile been determined to be Telemar Participações, S.A. (“CorpCo”);

b.              As part of the steps to the Business Combination, on May 5, 2014, Oi completed a share capital increase (the “Oi Capital Increase”), pursuant to which PT subscribed for a portion of the newly-issued shares of Oi through the contribution by PT to Oi of all of the shares of PT Portugal, SGPS, S.A. (“PT Portugal”), which, at the time of the transfer, owned all of the operating assets of the Portugal Telecom group’s businesses (except for interests held directly or indirectly in Oi itself, in Contax Participações S.A. and in Bratel B.V.) and the related liabilities on the date of contribution (the “PT Assets”), whose value was considered in the valuation report of an independent auditor, according to applicable Brazilian laws. Following completion of the Oi Capital Increase, PT held a direct and indirect stake of 39.7% in Oi, which interest constitutes PT’s only significant asset;

c.               When the PT shareholders were called to consider the contribution of the PT Assets in the context of the Oi Capital Increase, it was expected, as announced, that the subsequent steps of the Business Combination would be implemented as follows: (i) simplification of the control structure of CorpCo through a corporate reorganization of the various holding companies having direct and indirect shareholder interests in CorpCo, whereby, among other effects, PT would hold directly the shares of Oi corresponding to its indirect interest in CorpCo (the “Corporate Reorganization”); (ii) a Brazilian law merger of shares, whereby all of the share capital of Oi (represented by common and preferential shares) would be exchanged for CorpCo common shares and Oi would become a wholly-owned subsidiary of CorpCo (the “Merger of Shares”) and

(iii) the merger of PT with and into CorpCo, as a result of which PT would cease to exist, with all of PT’s shares being exchanged for CorpCo common shares (the “Merger”);

d.              The PT Assets contributed by PT in the context of the Oi Capital Increase included a creditor position with respect to Rio Forte Investments S.A. (“Rioforte”), corresponding to certain short-term investments subscribed for or acquired by two companies which at the time were wholly-owned subsidiaries of PT — namely, PT Portugal and Portugal Telecom International Finance B.V. — in the aggregate amount of €897 million (the “Rioforte Investments”).

e.               As a consequence of Rioforte’s financial difficulties — and their impact, in particular, on the repayment of the Rioforte Investments — PT and Oi initiated contacts and negotiations to come to an agreement allowing them to maintain and complete the implementation of the Business Combination;

f.                In the context of these contacts and negotiations, the principles of an agreement were defined, which terms and conditions are set forth in the memorandum of understanding announced by PT on July 16, 2014 through the website of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) at www.cmvm.pt;

g.               On July 28, 2014, the Board of Directors of PT and Oi agreed on the terms of the principal definitive agreements to be entered into to implement the memorandum of understanding referred to in the preceding paragraph, which would be an Exchange Agreement and a Call Option Agreement, both governed by Brazilian law, the main terms and conditions of which are as follows:

•                  An exchange between PT and two wholly-owned subsidiaries of Oi, PT Portugal and PT International Finance, B.V. (collectively referred to as the “Oi Subsidiaries”), under which PT will acquire the Rioforte Investments in exchange for the transfer by PT of 474,348,720 common shares and 948,697,440 preferred shares of Oi, representing approximately 16.9% of Oi’s share capital and 17.1% of Oi’s voting rights (the “Oi Call Option Shares”) (the “Exchange” or the “Exchange Agreement”);

•                  Simultaneously, PT will be granted an irrevocable and non-transferrable call option (the “Call Option”) to reacquire the Oi Call Option Shares, for an exercise price of R$2.0104 per common share and R$1.8529 per preferred share, in each case adjusted by the Brazilian CDI rate plus 1.5% per annum;

•                  After the Merger of Shares, the Call Option described above will be exercisable for 1,348,193,932 shares of CorpCo, for an exercise price of R$2.0104 per share, adjusted by the Brazilian CDI rate plus 1.5% per annum;

•                  The Call Option will become effective on the date of the Exchange, which is required to be completed by March 31, 2015, and will have a term of six years. The number of Oi Call Option Shares that PT may purchase pursuant to the Call Option will be reduced by 10% upon the first anniversary of the Call Option effective date and by 18% in each successive year;

•                  Any proceeds resulting from the monetization of the Call Option through derivative or back-to-back instruments are required to be used to exercise the Call Option;

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•                  So long as the Call Option is in effect, PT will be precluded from acquiring Oi shares or CorpCo shares other than through the exercise of the Call Option;

•                  Oi may terminate the Call Option if (i) the bylaws of PT are amended to delete or amend the provision setting forth that the voting rights of any shareholder, either on his/its own account or using the services of a representative, either in his/its own name or as the representative of another shareholder, shall not be counted to the extent they exceed 10% of the total voting rights of PT, except where such deletion or amendment would be required by law or by order of a competent governmental entity, (ii) PT starts to engage, directly or indirectly, in activities competing with those of Oi or any of Oi’s controlled entities in the countries where they operate, thereby putting at risk the goal of the Business Combination between PT and Oi as initially set by the parties, or (iii) PT breaches certain obligations under the Call Option (restrictions on the acquisition of shares of Oi/CorpCo other than through the exercise of the Call Option; restrictions on the transfer of the Call Option and on generating or attributing any rights resulting from such Call Option without the prior consent of Oi; undertaking to immediately allocate any proceeds resulting from the monetization of the Call Option to the acquisition of CorpCo shares by exercise of such Call Option);

•                  Pursuant to the agreements to be entered into and upon completion of the Exchange, Oi and CorpCo shall grant PT and its directors a release of any claims relating to the subscription for the Rioforte Investments, their contribution in the Oi Capital Increase and any omissions or incomplete information relating specifically to the Rioforte Investments, their situation and the associated risks.

h.              As agreed between the parties, the execution of the Definitive Agreements, the implementation of the Exchange and the grant of the Call Option described above are subject to certain conditions, including, among other corporate approvals, the approval by the Board of Directors of Oi and by the General Shareholders’ Meeting of PT.

i.                  Given that the Exchange Agreement requires the acquisition by the Oi Subsidiaries of Oi shares deemed to be treasury shares, the consummation of the Exchange is subject to approval by the Brazilian Securities Commission (Comissão dos Valores Mobiliários) (“CVM”), as well as the maintenance of Oi (and, after the Merger of Shares, CorpCo) treasury shares, in an amount equivalent to the maximum number of Oi Call Option Shares and the grant of the Call Option by the Oi Subsidiaries to PT for an amount equivalent to the maximum number of Oi Call Option Shares, under the terms set forth in the Call Option Agreement.

j.                 The transfers of the Oi Call Option Shares to the Oi Subsidiaries and of the Rioforte Investments to PT shall be completed within 3 business days as from the date of the CVM approval. If such approval is not obtained by March 31, 2015, neither of the parties will be required to consummate the Exchange, in accordance with the terms set forth in the Call Option Agreement.

k.              The execution of the agreements with Oi, including the execution of the Exchange Agreement and the Call Option Agreement, will allow the Business Combination announced on October 2, 2013 to proceed; however, given the changes in the assets of PT upon completion of the Exchange, it will not be viable to proceed with the Merger.

l.                  Indeed, PT and Oi consider it to be in the best interest of both companies and their respective shareholders to proceed, with necessary adjustments to the terms originally announced, with the implementation of the Business Combination, implementing the spirit of the initial Memorandum

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of Understanding, subject to adjustments that may be found necessary. Accordingly, PT and Oi intend that the Corporate Reorganization and the Merger of Shares be implemented as soon as possible in order to allow the migration of CorpCo to the Novo Mercado segment of BM&FBovespa, benefiting from enhanced corporate governance standards, increased liquidity, diffused shareholdings in the market and acceleration of the synergies generated by the transaction.

m.          PT and Oi have agreed that an alternative structure to the Merger would be submitted to PT shareholders, at a General Shareholders’ Meeting to be convened specifically for that purpose, allowing the parties to achieve the objective of the unification of the shareholder bases of both companies in the most prompt and efficient manner, whereby PT shareholders would receive, as soon as possible after the Merger of Shares and the migration of CorpCo to the Novo Mercado segment, the CorpCo shares held by PT which are not the subject of the Exchange, corresponding to approximately 25.6% of CorpCo’s share capital.

n.              Accordingly, the alternative structure currently contemplated would include submitting to PT shareholders a proposal to reduce the company’s share capital, with the delivery of the proceeds of such capital reduction to shareholders in kind, consisting of the CorpCo shares held by PT which are not the subject of the Exchange, in proportion to each shareholder’s interest in PT, and corresponding to approximately 25.6% of CorpCo’s share capital, subject to such terms as may be defined by the Board of Directors at the time. As a prerequisite to this transaction, CorpCo shares would need to be listed on the Euronext Lisbon regulated market, and the definitive agreements to be entered into with Oi contemplate an agreement by the current shareholders of CorpCo to proceed with all necessary corporate approvals required for such listing on Euronext Lisbon. For such purposes, CorpCo shall request the listing of its shares on Euronext Lisbon and prepare the corresponding prospectus to be approved by the Comissão do Mercado de Valores Mobiliários within a timeframe compatible with the overall timetable for the completion of the Corporate Reorganization and the subsequent Merger of Shares and migration of CorpCo to the Novo Mercado segment, which is pending the implementation of the agreements to be entered into between PT and Oi.

o.              Following implementation of such alternative structure, PT would still hold the Rioforte Investments, as well as the Call Option, and is expected to remain listed on Euronext Lisbon, to the extent the listing requirements for such market are met.

p.              A proposal for the capital reduction of PT will be prepared by the Board of Directors and submitted for your approval at the appropriate time at a General Shareholders’ Meeting to be convened specifically for that purpose and according to a timetable to be made compatible with that of the Corporate Reorganization and the migration of CorpCo to the Novo Mercado segment of BM&FBovespa. As such, it is possible that, even if PT consummates the Exchange, the capital reduction may not be carried out, namely if it fails to be approved by PT’s shareholders. In that event, PT would continue to hold the Rioforte Investments, the Call Option and CorpCo shares corresponding to approximately 25.6% of CorpCo’s share capital, subject to PT’s being limited to 7.5% of the voting rights of CorpCo, which limitation will be contained in the bylaws of CorpCo and which had previously been agreed upon when the definitive agreements on the terms and conditions of the Business Combination were executed on February 19, 2014.

q.              As set forth in the agreed forms of the Exchange Agreement and the Call Option Agreement, the following matters are submitted to the pre-meeting (reunião prévia) of the shareholders of CorpCo and to the Boards of Directors of CorpCo and PT, among others: (i) the proposed alternative structure for the integration of the shareholder bases of PT and CorpCo upon

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completion of the Merger of Shares in respect of the shares not covered by the Exchange; (ii) the amendments to the bylaws of CorpCo to include a limitation of 7.5% on the voting rights applicable to (I) PT and (II) any other shareholder who receives a percentage interest in CorpCo greater than 15% of CorpCo’s share capital as a result of the possible integration of the shareholder bases of PT and CorpCo, other than shares of CorpCo already held by that shareholder or that are acquired through other means; and (iii) amendments to the deadlines and other provisions of the amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements, all of which were entered into on February 19, 2014.

r.                 Given the significance of the matters described above, the Board of Directors has decided, pursuant to article 373, no. 3, of the Portuguese Companies’ Code (Código das Sociedades Comerciais), to call a General Shareholders’ Meeting to consider the terms of the agreements to be entered into between PT and Oi in the context of the Business Combination.

s.                Additional information about the terms of the agreements to be entered into with Oi and in particular, the risks associated with the execution of such agreements and the transactions described herein as contemplated, as well as the consequences of any failure to approve the execution of such agreements or any failure to approve the alternative structure to the Merger is made available to shareholders on the date hereof in the attached document. We urge you to read the present proposal together with the above-mentioned information statement, which is also available on www.telecom.pt and www.cmvm.pt, before exercising your vote.

We propose that:

Pursuant to article 373, no. 3, of the Portuguese Companies’ Code (Código das Sociedades Comerciais), it be resolved to proceed with the execution and implementation of the necessary agreements with Oi, including the execution of the Exchange Agreement and the Call Option Agreement, in the context of proceeding with the implementation of the Business Combination with the necessary adjustments to the terms originally announced and once the conditions precedent described above have been satisfied, in order to:

a)             implement the exchange between PT and the wholly-owned subsidiaries of Oi, PT Portugal e PT International Finance, B.V. (the “Oi Subsidiaries”), pursuant to which PT shall acquire the Rioforte Investments in exchange for the transfer by PT of 474,348,720 common shares and 948,697,440 preferred shares of Oi, representing approximately 16.9% of Oi’s share capital and 17.1% of Oi’s voting rights (the “Oi Call Option Shares”);

b)             the grant by the Oi Subsidiaries to PT of an irrevocable and non-transferrable call option to reacquire the Oi Call Option Shares (for an exercise price of R$2.0104 per common share and R$1.8529 per preferred share), for a period of 6 years, with the exercise price being in each case adjusted by the Brazilian CDI rate plus 1.5% per annum.

Lisbon, August 13, 2014

The Board of Directors

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Information Statement regarding the agreements between Portugal Telecom, SGPS, SA, and Oi, SA in relation to the terms for proceeding with the Business Combination, whose execution will be submitted for approval at the General Shareholders’ Meeting scheduled for September 8, 2014

August 13, 2014

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share Capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation Number 503 215 058

Portugal Telecom is listed

on the NYSE Euronext Lisbon and New York Stock Exchange. Information regarding the Company may be accessed on the Reuters using the symbols PTC.LS and PT, and on Bloomberg under the symbol PTC PL

Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

IMPORTANT NOTICE TO SHAREHOLDERS

This Information Statement contains forward-looking statements (“forward-looking statements”). These forward-looking statements do not refer to historical facts, and include statements regarding the prospects and expectations for Portugal Telecom, SGPS, SA (“Portugal Telecom” or “PT”), business strategies, synergies and cost savings, future costs and future liquidity. The terms “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects” and “points to” and other similar expressions attributable to Portugal Telecom are intended to identify forward-looking statements, which are necessarily subject to a number of risks and uncertainties, both known and unknown. These statements are based on various assumptions and factors, including general economic, market and industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. In this context, the outcome of Portugal Telecom’s operations that is effectively achieved could differ significantly from its current objectives, whereby the shareholders must take into account all the qualifications made in relation to these forward-looking statements. Any forward-looking statements attributable to Portugal Telecom, entities affiliated with Portugal Telecom, or persons acting on behalf of Portugal Telecom or one of its affiliates, are expressly qualified in their entirety by the cautionary statements set forth in this notice.  You are hereby advised not to place undue reliance on such statements. Forward-looking statements speak only as of the date they are made and the company is not under obligation to update them to reflect new information or future events or developments. Except as required under the U.S. federal securities laws and the rules and regulations of the Securities and Exchange Commission (the “SEC”) or of regulatory authorities in other applicable jurisdictions, Portugal Telecom and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom makes on related subjects in reports and communications filed with the SEC.

This Information Statement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. This Information Statement contains information with respect to (1) the proposed merger of shares (incorporação de ações) between Oi, on the one hand, and Telemar Participações, SA (“TmarPart” or “CorpCo”), on the other hand, and/or (2) an alternative structure under analysis to the proposed merger (fusão por incorporação) of PT with and into CorpCo. In the context of the Business Combination (as defined below), CorpCo or one of its affiliates plans to file, and Portugal Telecom may also file, with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of PT and/or Oi, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination. We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from PT, Oi or CorpCo.

The description of the terms of the agreements between Portugal Telecom and Oi for proceeding with the Business Combination provided in this Information Statement is a summary, which is provided for informational purposes only.

Portugal Telecom may update this Information Statement or provide additional information to the shareholders using other means prior to the General Shareholders’ Meeting.

Index

1.	The Business Combination, Oi Capital Increase, and Shareholder agreements	5

1.1.	The Business Combination	5

1.2.	The Oi Capital Increase	6

1.3.	Shareholder agreements	7

2.	Rioforte Investments	11

2.1.	Rioforte Framework	11

2.2.	Rioforte liabilities and contingent liabilities	13

2.3.	ESFG liabilities	13

2.4.	Subscription by certain companies of the Portugal Telecom Group of securities issued by Rioforte	13

2.5.	Announcement concerning irregularities and controlled management of entities of GES	14

2.6.	Controlled management regime in Luxembourg	16

3.	The agreement on the terms for proceeding with the Business Combination	17

3.1.	Principal terms of the Exchange Agreement and Other Covenants (“Exchange Agreement”)	18

3.2.	Principal terms of the Call Option Agreement and Other Covenants (“Call Option Agreement”)	18

3.3.	Other information related to the operation, corporate approvals, and the Business Combination	19

4.	Transactions under analysis to be implemented after the execution of the Definitive Agreements	20

4.1.	Initial scenario	20

4.2.	New structure under analysis	21

5.	Underlying reasons for the execution of the Definitive Agreements	22

5.1.	Continuation of the Business Combination	23

5.2.	Possibility of mitigation of the loss on the Rioforte Investments and possibility of repurchase of Oi shares	23

5.3.	Mitigation of liability and potential negative impact of disputes with Oi	24

6.	Risk Factors and Warnings	24

7.	Final considerations	31

On September 8, 2014, a general meeting of the shareholders of Portugal Telecom (the “General Shareholders’ Meeting”) will be held, where a proposal from the Board of Directors will be presented whereby shareholders of PT will be requested to consider the terms of the agreements between Portugal Telecom and Oi in the context of the two companies’ Business Combination (as defined below). This information statement (“Information Statement”) provides the shareholders with information that may be important in analyzing the terms of the agreements with a view to proceeding with the Business Combination (as defined below), pursuant to the terms described in the proposal and this Information Statement, as well as considerations relating to the non-approval of these agreements.

The Board of Directors of Portugal Telecom believes that the agreed terms of the agreements with Oi to be considered by the shareholders of PT are the best terms that PT could have negotiated with Oi and offer three main potential advantages: (i) enabling the continuation of the Business Combination (as defined below); (ii) providing the necessary time to try to minimize the loss of value of the Rioforte Investments (as defined below) and enabling PT to repurchase shares of Oi/CorpCo through the exercise of the Call Option (as defined below); and (iii) avoiding litigation with Oi.

The Definitive Agreements (as defined below) provide for (i) an exchange pursuant to which Portugal Telecom will acquire the Rioforte Investments from the Oi Subsidiaries (as defined below), and in exchange, Portugal Telecom will transfer to the Oi Subsidiaries (as defined below) common and preferred shares issued by Oi (or by CorpCo, if the exchange is implemented after the Merger of Shares); and (ii) the Oi Subsidiaries will grant Portugal Telecom a call option to acquire Oi shares.

The Definitive Agreements (as defined below) further provide for a release to be granted by Oi, CorpCo and the Oi Subsidiaries (as defined below) to Portugal Telecom and its directors, as well as an express waiver by Oi and the Oi Subsidiaries to any right to a file a claim or to claim indemnification (with the express and exclusive exception of claims relating to the right of recourse against PT relating to third-party claims) relating to the Rioforte Investments (as defined below) and their contribution in the context of the Oi Capital Increase and to any representations, warranties, information or omissions of information related to the Rioforte Investments, their situation and the risks involved, as described in this Information Statement. Additionally, and although it constitutes a management decision, the Board of Directors has decided, given the significance of the execution of the Definitive Agreements, as described above, to submit such execution for consideration by the shareholders of PT at a general meeting, pursuant to article 373.º, n.º 3, of the Portuguese Companies’ Code (Código das Sociedades Comerciais). In that regard, under article 72.º, n.º 5, of the Portuguese Companies’ Code, the directors of a company may not be held liable towards such company for measures enacted upon a shareholder vote, even if that shareholder vote may be subject to annulment. Please refer to section 6 of this Information Statement “Risk Factors and Warnings — The negotiations relating to the execution of the Definitive Agreements were led by the Board of Directors of PT, which has decided to submit its decision for approval by the shareholders.”

With respect to the Rioforte Investments and as previously announced, the Board of Directors has directly engaged PriceWaterhouseCoopers to independently analyze the procedures adopted and the actions undertaken by PT on this matter and undertake a wide-ranging analysis of all relevant aspects of the treasury applications by PT in Grupo Espírito Santo (“GES”) entities; however, we cannot guarantee that the results of such analysis will be available in advance of the General Shareholders’ Meeting scheduled for September 8, 2014.

The execution of the agreements with Oi in the terms described in this Information Statement is only one possible alternative to resolve the current deadlock with respect to the implementation of the Business Combination (as defined below), and PT shareholders should consider the risks, uncertainties and advantages of the approval of the execution of such agreements, as well as of their non-approval.

In particular, we would draw your attention of the following risk factors and warnings set forth in section 6 below and which you should carefully consider:

•                  The Rioforte Investments that we will acquire in the proposed Exchange are in default, and we may not be able to recover any of the amounts outstanding under these investments;

•                  Upon completion of the transactions contemplated by the Definitive Agreements, the Call Option will be one of our only assets, and its value will be affected by a number of factors beyond our control;

•                  We may not have sufficient financial resources to exercise the Call Option;

•                  The Definitive Agreements contain significant restrictions on our activities and contemplate limits on the voting rights of any shareholder of CorpCo;

•                  The Merger is no longer expected to occur, but the specific terms of an alternative structure to implement the Business Combination have not yet been determined.  The implementation of the Business Combination remains subject to uncertainty and may not lead to the benefits that we, Oi and CorpCo expect to achieve;

•                  You should not make any decision regarding an alternative structure to implement the Business Combination unless and until the specific terms of an alternative structure have been determined and submitted for shareholder approval, in which case you should not make any decision until you review the materials provided in connection with that shareholder meeting;

•                  The Exchange and the grant of the Call Option may be completed without the Call Option ever being exercised or without the remaining steps of the Business Combination ever being implemented;

•                  We may not be able to maintain our listing on the Euronext Lisbon regulated market after the implementation of the Exchange and the grant of the Call Option and/or if an alternative structure to the Business Combination is implemented thereafter in which our shareholders receive shares of CorpCo;

•                  Portugal Telecom may be liable for taxes for fiscal year 2014 or subsequent fiscal years as a result of the execution of the Definitive Agreements;

•                  Portugal Telecom could be subject to liabilities relating to any future litigation or governmental or regulatory inquiries relating to the Rioforte Investments or the Business Combination;

•                  Portugal Telecom could be subject to liabilities and restrictions relating to future disputes that may arise if no agreement is reached with Oi;

•                  The negotiations relating to the execution of the Definitive Agreements were led by the Board of Directors of PT, which has decided to submit its decision for approval by the shareholders.

1.                            The Business Combination, Oi Capital Increase, and Shareholder agreements

1.1.                  The Business Combination

Following the memorandum of understanding disclosed to the market on October 2, 2013 (the “Memorandum of Understanding”), Portugal Telecom, Oi and the main shareholders of both companies announced their intention to implement a combination of the businesses of Portugal Telecom and Oi (the “Business Combination”) into a single, listed company governed by the laws of Brazil, which has now been determined to be CorpCo.

The Business Combination transaction, as initially considered, involved three principal steps:

•                                          A first step involving a share capital increase of Oi (the “Oi Capital Increase”), completed on May 5, 2014, with the issuance of common shares and preferred shares in a subscription offer totaling R$8,250 million in cash, including the proceeds resulting from the exercise of the greenshoe option, and the issuance of common shares and preferred shares to Portugal Telecom in exchange for Portugal Telecom’s transferring to Oi (i) all of Portugal Telecom’s operational assets, except for interests held directly or indirectly —through Bratel Brasil, SA (“Bratel Brasil”) and PTB2 SA (“PTB2”) - in Oi, Contax Participações, SA, and Bratel BV, and (ii) substantially all of Portugal Telecom’s liabilities at the time of transfer, which the valuation report valued at a net value (i.e. assets minus liabilities) of R$5,709.9 million. Concurrently with the Oi Capital Increase, Portugal Telecom subscribed, through its Brazilian subsidiaries, for convertible debentures issued by companies within the chain of control of AG Telecom Participações SA (“AG Telecom”) and of LF Tel SA (“LF Tel”), and these companies subscribed for convertible debentures of TmarPart. All of such debentures have been converted, and, as a result, PT acquired an additional stake in these companies within the chain of control of AG Telecom and LF Tel and, indirectly, in TmarPart and Oi;

•                                          A second step involving a Brazilian law incorporation of shares (the “Merger of Shares”), pursuant to which, subject to the approval of holders of Oi and CorpCo common shares, all Oi shares, other than those held by CorpCo, would be exchanged for CorpCo common shares, with Oi thereby becoming a wholly-owned subsidiary of CorpCo.  At the same time, CorpCo would become listed on the Novo Mercado segment of the BM&FBOVESPA, SA — Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”). Concurrently with the Merger of Shares, the control structure of CorpCo was expected to be simplified through the corporate reorganization of the various holding companies having direct and indirect shareholder interests in CorpCo, as a result of which, among other effects, PT would directly hold the Oi shares corresponding to its indirect interest in CorpCo (the “Corporate Reorganization”); and

•                                          A third step involving the later merger through incorporation, under Portuguese and Brazilian law, of Portugal Telecom by and into CorpCo, with the latter being the surviving company (the “Merger”), and as a result of which the shareholders of Portugal Telecom would receive a total amount of shares of CorpCo equal to the amount of shares of that company held by Portugal Telecom immediately prior to the Merger. The shares of CorpCo, the entity resulting from abovementioned transactions, would be listed on the Novo Mercado segment of the BM&FBOVESPA, on the NYSE Euronext Lisbon regulated market (“Euronext Lisbon”), and on the New York Stock Exchange (“NYSE”).

The transaction was thus characterized as a friendly merger, and it was left to the management of both companies (which included certain members exercising management positions at both companies as a result of the cross-shareholdings between the companies) to implement such transactions, subject to approval by the shareholders at general meetings. With respect to PT, the first and third steps of the Business Combination were to be subject to the approval of PT’s shareholders at general meetings.

1.2.                 The Oi Capital Increase

In the context of the Business Combination, the Oi Capital Increase has already taken place, whereby, as expected, part of the new shares issued by Oi were subscribed by Portugal Telecom through a contribution in kind corresponding to all of the shares of PT Portugal, SGPS, SA (“PT Portugal”), a company that held all the operational assets corresponding to the businesses of the companies of the Portugal Telecom group (“Portugal Telecom Group”) (with the exception of the interests held, directly or indirectly, in Oi, Contax Participações, SA, and Bratel BV) and the respective liabilities on the date of their contribution (“PT Assets”). The PT Assets were contributed based on the value set forth in a proposal of the Board of Directors of Oi to the general meeting of Oi’s shareholders based on a valuation report issued by an independent, specialized institution - Banco Santander (Brasil) SA, engaged by Oi for that purpose — in accordance with applicable Brazilian legislation, which valuation report was approved at the Oi general shareholders’ meeting held on March 27, 2014. For more information regarding the valuation methods and criteria used by Banco Santander (Brasil) SA for the issuance of the valuation report, see the copy attached as Annex

1 to the proposal of the PT Board of Directors to the general shareholders’ meeting held last March 27, and available at www.cmvm.pt.

At the time of the contribution of PT Portugal to Oi in the context of the Oi Capital Increase (i.e., on May 5, 2014), the board of directors of PT Portugal included three members who are also executive board members of PT and who currently maintain their positions at both companies. In addition, the current CEO of Oi and the current chief financial officer of PT were also part of PT Portugal’s management team as chair of the executive committee and chief financial officer of the Portugal Telecom group, respectively. Both of them have since ceased their duties at PT Portugal. On the other hand, one of PT’s executive board members and one of the members of PT’s audit committee are PT’s representatives on the Board of Directors of Oi.

As indicated above, given its importance, PT’s subscription to the Oi Capital Increase was subject to and approved by the shareholders of PT at a general shareholders’ meeting.

Upon completion of the Oi Capital Increase, Oi became a company with significant presence in the principal segments of the telecommunications markets in Portugal and Brazil, while at the same time holding the interests previously held by PT in Africa.

Given the strong complementarity and convergence of PT and Oi’s infrastructures, there is a significant potential for joint operation of their businesses, with the resulting development of products and services that are innovative and more far-reaching, as well as for the capture of operational and financial synergies.

On March 27, 2104, the general meeting of Oi’s shareholders approved the aforementioned valuation report and the contribution of the PT Assets to Oi, which assets were valued at R$5,709.9 million - corresponding to Euro 1,750 million, using the conversion rate from Reais to Euros on February 20, 2014 (that is, R$3.2628 per Euro), as set forth in the previous agreements - the amount for which the general shareholders’ meeting of Portugal Telecom, also held on March 27, approved the contribution of the PT Assets in the context of the Oi Capital Increase.

The Oi Capital Increase was completed on May 5, 2014, where Portugal Telecom subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares of Oi in exchange for the contribution of all of the shares of PT Portugal, owner of the PT Assets. As a result, Portugal Telecom currently owns, as its sole material asset, a direct and indirect interest of 39.7% of Oi’s share capital, including 39.0% of the voting share capital (excluding indirect interests through TmarPart, AG Telecom and LF Tel in Oi).

The PT Assets contributed by PT in the context of the Oi Capital Increase included a creditor position with respect to Rio Forte Investments, SA (“Rioforte”) - a company within GES - corresponding to certain short-term investments subscribed for or acquired by two companies which at the time were wholly-owned subsidiaries of Portugal Telecom — namely, PT Portugal and Portugal Telecom International Finance, BV (“PTIF”) — in the aggregate amount of Euro 897 million, as further detailed below (the “Rioforte Investments”).

On July 15, 2014, the Rioforte Investments held by the abovementioned subsidiaries in the amount of Euro 847 million matured. On July 17, the additional portion of Euro 50 million of the Rioforte Investments also matured.

Rioforte failed to repay the amounts due under the Rioforte Investments on their respective maturity dates, and on July 22 and 24, 2014, the additional grace periods during which the payment of the Rioforte Investments due on July 15 and 17, respectively, could have been made, also lapsed without the amounts due having been paid.

1.3.                  Shareholder agreements

Under the agreements relating to the Business Combination as currently in effect, if the second step of the Business Combination, which includes the Merger of Shares and the Corporate Reorganization, is not completed by

December 31, 2014, the parties will no longer be bound to exercise their respective voting rights in the applicable companies in favor of approving all the steps for Corporate Reorganization and the Merger of Shares expected to occur during this second step, or of the Merger which was expected to occur during the third step of the Business Combination.

In this case, the shareholders’ agreements relating to TmarPart (the “TmarPart Shareholder Agreements”) entered into or amended on January 25, 2011, and on February 19, 2014, will remain in force, with the quorum requirements provided for in the agreements to be adjusted in consideration of the percentage interests held by BNDES Participações SA - BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), Fundação Petrobras de Seguridade Social - PETROS (“PETROS”), and Fundação dos Economiários Federais - FUNCEF (“FUNCEF”) on December 31, 2014, in order to ensure that the voting rights of such shareholders are equal to those on February 19, 2014, and provided they have not reduced their respective shareholder interests before December 31, 2014 through the sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement (as defined below) or their related parties.

The TmarPart Shareholder Agreements included (a) a general shareholders’ agreement, entered into by all TmarPart shareholders - AG Telecom, LF Tel, Fundação Atlântico de Seguridade Social (“FATL”), Bratel Brasil, BNDESPAR, PREVI, PETROS, and FUNCEF - as parties, and by TmarPart and Portugal Telecom, as intervening parties (“Global Shareholders’ Agreement”) and (b) a separate shareholders’ agreement entered into only among AG Telecom, LF Tel, and FATL as parties, and TmarPart as intervening party (“Control Group Shareholders’ Agreement”).

The TmarPart Shareholder Agreements provide for the following relevant rights and obligations:

(1)                                 Global Shareholders’ Agreement

(i)            The initial term for the Global Shareholders Agreement expires on April 25, 2048, or on the expiration date of the last to expire of the concessions or authorizations held by TmarPart or any of its subsidiaries, whichever occurs last, subject to the agreement of the parties to the Global Shareholders’ Agreement. The Global Shareholders’ Agreement may be extended for successive periods of ten years with the consent of all the parties.

(ii)           The following provisions apply to the election of members of the board of directors and the executive officers, and the voting of their shares, in TmarPart and every TmarPart subsidiary that has net operating revenues equal to or in excess of R$ 100 million, which will be referred to as the “controlled subsidiaries”:

a.     The board of directors of TmarPart will consist of eleven effective members and an equal number of alternates;

b.     AG Telecom, LF Tel, and FATL will, together, have the right to designate a majority of the members of the board of directors of TmarPart, and of each of the controlled subsidiaries;

c.     Each increment of 7% of the voting share capital of TmarPart held by a party to the Global Shareholders’ Agreement will entitle such party to designate one member of the board of directors of TmarPart and of each of the controlled subsidiaries, as well as the respective alternate;

d.     So long as Portugal Telecom holds at least 7% of the voting share capital of TmarPart, it will be entitled to designate two members of the board of directors of Oi, and the respective alternates, from among the directors and executive officers of Portugal Telecom;

e.     Each increment of 7% of the voting share capital of TmarPart held by BNDESPAR, PREVI, PETROS, and FUNCEF will entitle these entities to collectively designate (a) one member of the board of directors of TmarPart and of each of the controlled subsidiaries, as well as the respective alternate; and (b) one effective member of the Oi board of directors and its respective alternate;

f.     TmarPart management will consist of four executive officers;

g.     AG Telecom, LF Tel, and FATL shall be entitled, together, to appoint the CEO of TmarPart and another member of TmarPart’s management;

h.     so long as they hold, together, at least 12% of the voting share capital of TmarPart, PREVI, PETROS, and FUNCEF will be entitled, together, to nominate a member of TmarPart management;

i.      So long as it holds at least 12% of the voting share capital of TmarPart, Portugal Telecom will be entitled to nominate a member of TmarPart management;

j.      AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, PETROS and FUNCEF will, together, elect the CEO for each of the controlled subsidiaries pursuant to the rules established in the Global Shareholders’ Agreement;

k.     BNDESPAR, PREVI, PETROS, and FUNCEF have the right, together, to designate a member of TmarPart’s fiscal board, and one for each of the controlled subsidiaries; and

l.      AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, FUNCEF, and PETROS will hold pre-meetings prior to shareholders’ and board of directors’ meetings of TmarPart and the controlled subsidiaries, and will exercise their voting rights in TmarPart and the controlled subsidiaries, and instruct their representatives on these boards of directors to vote in accordance with the decisions made at the pre-meetings. Such parties will not be entitled to exercise their voting rights, including for the interests held directly in Oi and in the other controlled subsidiaries, against matters already approved at a pre-meeting held pursuant to the Global Shareholders’ Agreement.

(iii)          Under the Global Shareholders’ Agreement, each of the parties agreed:

a.     Not to enter into other shareholders’ agreements with respect to TmarPart shares, other than (i) the Global Shareholders’ Agreement, (ii) the Control Group Shareholders’ Agreement, (iii) the shareholders’ agreements entered into among Bratel Brasil, Andrade Gutierrez SA (“AGSA”) and Jereissati Telecom SA (“Jereissati Telecom”), and (iv) the shareholders’ agreement entered into among BNDESPAR, PREVI, FUNCEF and PETROS;

b.     Not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the shareholder agreements entered into among Bratel Brasil, AGSA and Jereissati Telecom, and the shareholders’ agreement entered into among BNDESPAR, PREVI, FUNCEF and PETROS, without the consent of all the parties to the Global Shareholders’ Agreement;

c.     Not to grant any encumbrances on the shares held in TmarPart;

d.     To grant certain pre-emptive rights and tag-along rights to the other parties to the Global Shareholders’ Agreement in relation to any transfer of shares held in TmarPart;

e.     That the other parties to the Global Shareholders’ Agreement have the right to sell, and Portugal Telecom (via Bratel Brasil) has the obligation to buy, up to all of the other parties’ shares of TmarPart, in the event that Bratel Brasil acquires control of TmarPart;

f.     To offer its shares of TmarPart to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such party; and

g.     That the other shareholders have the right to acquire all TmarPart shares held by Bratel Brasil in the event of a change in the control of PT.

(2)                                 Control Group Shareholders’ Agreement

(i)            The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and can be extended for successive ten-year terms with the consent of all the parties.

(ii)           Under the Control Group Shareholders’ Agreement, each of the parties agreed:

a.              To hold pre-meetings between themselves prior to the pre meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings;

b.              That any TmarPart common shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to the terms of this agreement; and

c.               If one of the parties to the Control Group Shareholders’ Agreement sells all or part of its common shares of TmarPart to any other party or a third party, the purchaser(s) and the seller, as applicable, will be considered one voting block for the purposes of exercising voting rights under the Control Group Shareholders’ Agreement (even if the purchaser(s) is/are already a party to the agreement), and such voting block will hold pre-meetings to the pre-meetings of the parties to the Control Group Shareholders’ Agreement.

In addition to the TmarPart Shareholders’ Agreements, if the second step of the Business Combination between Portugal Telecom and Oi, which includes the Merger of Shares and the Corporate Reorganization, is not completed by December 31, 2014, the shareholder agreements entered into among Bratel Brasil, AGSA and Jereissati Telecom, which include the following shareholder agreements entered into by such parties on January 25, 2011, will remain in force: (i) the shareholders’ agreement entered into between Jereissati Telecom and Bratel Brasil in relation to EDSP75 Participações (“EDSP”), with EDSP, LF Tel, Pasa Participações (“PASA”), Andrade Gutierrez Telecomunicações Ltda. (which later merged with and into AGSA), AG Telecom and Portugal Telecom as intervening parties (the “EDSP Shareholders’ Agreement”), and (ii) the shareholders’ agreement entered into between AGSA and Bratel Brasil in relation to PASA, with PASA, AG Telecom and Portugal Telecom as intervening parties (the “PASA Shareholders’ Agreement”). The initial terms of these shareholder agreements also expire on April 25, 2048 but can be extended for successive ten-year periods with the consent of all the parties thereto.

These EDSP and PASA shareholder agreements are intended to coordinate PASA and EDSP’s corporate governance and to simplify the decision-making process among Jereissati Telecom, AGSA and Portugal Telecom as shareholders of TmarPart. Under these shareholders’ agreements, among other things:

•                                         Pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement;

•                                          The approval of certain issues is subject to a qualified majority vote of the shareholders, including:

•       Approval of, and amendments to, the annual budget of PASA, EDSP, AG Telecom, and LF Tel, which are subject to a qualified majority of 83% of the votes;

•       The entering by PASA, EDSP, AG Telecom, or LF Tel, into any financing agreements in excess of R$50 million, or the entering of any agreement imposing a pecuniary obligation on PASA, EDSP, AG Telecom, or LF Tel in excess of R$50 million, or the granting of any guarantees by PASA, EDSP, AG Telecom, or LF Tel in excess of R$50 million, which are subject to a qualified majority of 90% of votes; and

•       Any amendments to the Global Shareholders’ Agreement or the issuance of preferred shares by PASA, AG Telecom, or LF Tel, the approval of any decision subject to a qualified majority under the scope Global Shareholders’ Agreement (defined as a “material decision” according to the PASA Shareholders’ Agreement and the EDSP Shareholders’ Agreement), among other issues, which are subject to a unanimous vote of the shareholders.

•                                          Rights of first offer are granted to the shareholders with respect to the transfer of shares issued by PASA and EDSP;

•                                          Tag-along rights are granted in favor of Portugal Telecom, in the event of the sale of PASA and EDSP shares by AGSA or Jereissati Telecom, as applicable; and

•                                          A general restriction on the sale of shares issued by PASA and EDSP by AGSA or Jereissati Telecom, as applicable, to competitors of Portugal Telecom.

If the Business Combination is not completed by December 31, 2014, any of the shareholders party to the PASA Shareholders’ Agreement or the EDSP Shareholders’ Agreement may send a notification of non-occurrence of the reorganization and require the adoption of the necessary measures in order for Bratel Brasil, PTB2, AGSA and

Jereissati Telecom to receive shares of capital stock of Oi held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interests in those entities.

The implementation of the second step of the Business Combination, which includes the Corporate Reorganization and the Merger of Shares, requires a further pre-meeting of the shareholders of CorpCo to approve the accounting valuation reports required for the implementation of such transactions, among other matters.

2.                            Rioforte Investments

Important notice: The information relating to Rioforte and other GES entities provided in this section was prepared based on publicly available information disclosed by Rioforte and other GES entities and on the press releases issued by the Bank of Portugal (Banco de Portugal).  Portugal Telecom is providing this information in this Information Statement to the extent it may be useful to its shareholders, but Portugal Telecom has not independently verified the information set forth below and cannot guarantee that such information is up-to-date. As such, Portugal Telecom expressly disclaims any responsibility for the accuracy of the information provided below or whether it is current.

2.1.                  Rioforte Framework

Rioforte holds the interests of GES in the real estate, tourism, agriculture, healthcare and energy sectors. Rioforte is also an indirect shareholder (49%) of Espírito Santo Financial Group SA (“ESFG”), which holds GES’s interests in the financial sector, including in Banco Espírito Santo, SA (“BES”), Banque Privée Espírito Santo, SA (Switzerland), and Companhia de Seguros Tranquilidade, SA. In turn, Rioforte is a wholly-owned subsidiary of Espírito Santo International, SA (“ESI”). Based on the consolidated financial statements of Rioforte as of December 31, 2013, Rioforte acquired, on December 31, 2013, 100% of the shares of Espírito Santo Irmãos, SGPS, SA (“ES Irmãos”), which at the time held a 10.03% interest in ESFG. On the same date, according to the consolidated financial statements of Rioforte as of December 31, 2013, ES Irmãos entered into an agreement with ESI to purchase an additional 39.23% interest in ESFG, but the conditions for the consummation of such acquisition were only satisfied in January 2014, such that Rioforte became the holder of a 49% interest in ESFG only in 2014.

Based on the consolidated financial statements of Rioforte as of December 31, 2013, Rioforte’s main assets, divided per sector of activity, were structured as follows:(1)

(1)  These charts are provided merely for information purposes and do not reflect the shareholdings held in the applicable companies.

Based on the same consolidated financial statements, the financial activities of Rioforte managed by ESFG, divided per sector of activity, were structured as follows:

Following the capital increase of BES and the shareholder restructuring and partial sale of ESFG’s shareholding interest in BES, in the context of GES’s financial difficulties (see section 2.5 below), such interest decreased from 27.4%(2) on December 31, 2013, to 20.1%(3) on July 14, 2014.

(2)  Source: Consolidated financial statements of ESFG as of 12/31/2013, contained in a press release regarding the consolidated results for 2013.

2.2.                  Rioforte liabilities and contingent liabilities

Based on the latest audited financial statements of Rioforte as of December 31, 2013 — which Portugal Telecom has not independently confirmed and which did not yet include the consolidated liabilities of ESFG — Rioforte’s consolidated liabilities amounted to Euro 3,418.3 million, of which approximately Euro 2,941.9 million were current liabilities. Its consolidated liabilities mainly consisted of:

•                 Payables to the parent company and other related parties, following the acquisition of interests in other companies held by ESI, in the amount of Euro 1,436.5 million; and

•                 Indebtedness in the amount of Euro 1,664.5 million, including in particular:

•                  Bank debt amounting to Euro 414.2 million, which included Euro 103.7 million owed to BES;

•                  Euro 519.0 million in non-convertible bonds; and

•                  Euro 683.5 million of commercial paper.

The financial statements as of December 31, 2013 also show the following contingent liabilities and guarantees granted:(4)

•                 Comfort letters and guarantees to other entities in the amount of Euro 562.7 million;

•                 Mortgaged real property in the amount of Euro 165.9 million;

•                 Interests in Brazil Hospitality Group, SA and Monteiro Aranha, SA valued at Euro 76.9 million on the balance sheet as of December 31, 2013, granted as collateral for a loan of Euro 16.3 million (R$50 million); and

•                 32.7 million ESFG shares (representing approximately 15.8% of ESFG’s share capital) granted as collateral for a bank loan.

2.3.                  ESFG liabilities

On December 31, 2013, ESFG’s liabilities reflected in its individual financial statements(5) amounted to Euro 1,493 million. Such liabilities mainly consisted of the following line items:

•                 Guarantee mechanism against losses of GES entities in the amount of Euro 700 million;

•                 Euro 377.4 million in convertible bonds;

•                 An additional Euro 351.1 million in Notes maturing in 2019; and

•                 Payables to subsidiaries amounting to Euro 56.0 million.

The guarantee mechanism against losses of related parties referred to above reflects an unconditional and irrevocable guarantee ESI’s compliance with its obligations under the debt instruments it has issued and which have been placed by the BES group with BES retail customers in the amount of Euro 700 million. This guarantee also covers the debt instruments issued by other GES entities, including Rioforte.(6)

(3)  Source: Press release issued by ESFG on 07/15/2014 and press release of BES regarding the consolidated and individual report and accounts for the first half of 2014.

(4)  Source: Note 33.4 of Rioforte’s consolidated financial statements as of 12/31/2013.

(5)  Source: Individual financial statements of ESFG as of December 31, 2013. Such financial statements present ESFG as a separate entity, with its subsidiaries and interest in joint ventures recorded as financial investments, and do not give a consolidated presentation of ESFG’s liabilities.

(6)  Source: press release issued by BES on 07/10/2014 and individual financial statements of ESFG for the year ended December 31, 2013.

2.4.                  Subscription by certain companies of the Portugal Telecom Group of securities issued by Rioforte

During February 2014, certain companies, then part of Portugal Telecom Group, subscribed for short-term securities (between 50 and 70 days) issued by Rioforte, the principal value of which totaled Euro 897 million. These securities matured during April 2014, whereby the interest due on such maturity dates was received in full at that time, and the principal amount was re-invested in the Rioforte Investments, with the following characteristics:

a)             On April 15, 2014, PTIF subscribed for Euro 647 million in notes (“Notes”), which matured on July 15, 2014. The terms and conditions of this transaction define the Notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum (Current Base/360). The designated jurisdiction for any dispute is Luxembourg;

b)             On April 15, 2014, Portugal Telecom subscribed for Euro 200 million in notes (“Notes”), which matured on July 15, 2014. On May 5, 2014, the Notes were transferred to PT Portugal as part of the process of transferring all assets and liabilities directly held by PT to PT Portugal for the purpose of the latter’s contribution in the Oi Capital Increase. These issuances were made through a private placement under the prospectus prepared by the issuer and dated December 21, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this operation defined the notes as “Senior” unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3% per annum (Current Base/360). The designated jurisdiction appointed for any dispute is Luxembourg; and

c)              On April 17, 2014, PTIF subscribed for Euro 50 million in notes (“Notes”), which matured on July 17, 2014. This issuance was made through a private placement under the prospectus prepared by the issuer and dated September 21, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier The terms and conditions of this transaction defined the notes as “Senior” unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum (Current Base/360). The designated jurisdiction for any dispute is Luxembourg.

2.5.                  Announcement concerning irregularities and controlled management of entities of GES(7)

ESI

On May 29, 2014, ESFG reported to the market(8) that materially relevant irregularities had been identified in the financial statements of ESI, shedding doubt on the completeness and accuracy of its accounting records.

On July 18, 2014, ESI filed a petition for controlled management with the courts of Luxembourg. This request was accepted on July 22, 2014. Judge Karin Guillaume was appointed to draft the report on the applicant’s financial situation.

Rioforte

On July 22, 2014, Rioforte filed a petition for controlled management with the courts of Luxembourg after concluding that it was not in a position to fulfill the obligations resulting from certain debts that had matured in July 2014. Rioforte’s request was accepted on July 29, 2014. Judge Annick Wolff was appointed to draft the report on the applicant’s financial situation. Rioforte’s request to be placed under controlled management arose as a result of the substantial difficulties encountered by the company that held 100% of its share capital, ESI.

(7)  Source: ESI press release dated 07/22/2014; Rioforte press release dated 07/22/2014; ESFG press release dated 07/23/2014; ESFG press release dated 07/29/2014; ESFIL press release dated 08/01/2014; and information from the Luxembourg courts.

(8)  Source: ESFG press release dated 05/29/ 2014.

ESFG

On July 23, ESFG reported to the market(9) that its subsidiary, ES Bank SA, with registered offices in Panama, had become subject to regulatory intervention on July 17, 2014 and that the regulator dismissed the board of directors and set a deadline of thirty days (with the possibility of granting another thirty days) for the resolution of the problems associated with its direct clients.

On the same date, ESFG announced that, following instructions received by the Swiss regulator, its subsidiary Banque Privée Espírito Santo SA, with registered offices in Switzerland, was in the process of selling assets under management of clients based in Portugal, Spain and Latin America to CBH — Cie Bancaire Helvetique SA. In the same announcement, ESFG stated that the announcements made on July 18 and 22, by ESFG and Rioforte respectively, could have a negative impact on ESFG and on its subsidiaries with exposure to GES.

On July 29, 2014, ESFG announced its admission to the process of controlled management by the Luxembourg courts, following the request filed on July 24, 2014. Judge Annick Wolff was appointed to draft the report on the applicant’s financial situation and is expected to render her report on October 6, 2014. The request to be placed under controlled management arose as a result of the company’s inability to fulfill the obligations resulting from certain commercial paper contracts and medium-term obligations.

ESFIL

On August 5, 2014, ESFIL - Espírito Santo Financière, a subsidiary of ESFG, announced its admission to the process of controlled management by the Luxembourg courts, following the request filed on July 31, 2014. The request to be placed under controlled management arose as a result of the company’s inability to fulfill the obligations resulting from certain commercial paper contracts and medium-term obligations.

Creation of “Novo Banco”(10)

On July 30, 2014, BES announced its results(11) for the first quarter of 2014, indicating a loss attributable to the shareholders of Euro 3,577.3 million, which exceeded the values provided to date by BES and by the external auditor. As indicated by the Governor of the Bank of Portugal (Banco de Portugal), “The worsening of the results of Banco Espírito Santo in view of what was foreseeable about two weeks ago is the result of the enactment of a series of managerial actions - prior to the appointment of the new members of the Executive Committee - that are gravely harmful to the interests of Banco Espírito Santo, and in clear violation of the measures imposed by the Bank of Portugal.”(12)

Following the events described above, the board of directors of the Bank of Portugal decided, at an extraordinary meeting held on August 3, 2014, to enforce resolution measures regarding BES through the creation of a new bank (Novo Banco, SA), to which the main activities carried out by BES were transferred, including substantially all of its assets and liabilities, as well as its employees. The share capital of Novo Banco, SA is Euro 4,900 million, subscribed in full by the Resolution Fund, a fund which resulted from the initial and periodic contributions of financial institutions and revenues from the contributions due from the banking sector.(13)

(9)  Source: ESFG press release dated 07/23/2014.

(10)  The data provided in this section corresponds to information that was made available to the public on the date Novo Banco, SA was created and may, as such, be subject to amendments, in particular as a result of any subsequent measures or decisions adopted by the Bank of Portugal.

(11)  Source: BES press release regarding consolidated and individual report and financial statements for the first half of 2014.

(12)  Source: Statements made by the Governor of the Bank of Portugal (Banco de Portugal), regarding the decision to enforce a resolution measure upon BES (available at http://www.bportugal.pt/pt-PT/OBancoeoEurosistema/IntervencoesPublicas/Paginas/intervpub20140803.aspx).

(13)  Source: Press releases issued by Banco de Portugal regarding the application of the BES resolution measure (available at http://www.bportugal.pt/pt-PT/OBancoeoEurosistema/ComunicadoseNotasdeInformacao/Paginas/combp20140803.aspx, and http://www.bportugal.pt/pt-PT/OBancoeoEurosistema/IntervencoesPublicas/Paginas/intervpub20140803.aspx and http://www.bportugal.pt/pt-PT/OBancoeoEurosistema/Esclarecimentospublicos/Paginas/infobes.aspx; press release issued by Novo Banco, SA on 08/05/2014.

Certain assets and liabilities regarding related parties were not transferred to Novo Banco, SA, among which are the following:(14)

i.                  Assets, liabilities and any off-balance sheet items of Banco Espírito Santo Angola, SA, Espírito Santo Bank, and Aman Bank;

ii.               BES treasury shares;

iii.            Assets and liabilities related to the entities held by GES and its shareholders, with the exception of assets and liabilities related to entities included in BES’s consolidated perimeter of supervision, and assets and liabilities pertaining to insurance companies supervised by the Instituto de Seguros de Portugal, namely: Companhia de Seguros Tranquilidade, Tranquilidade-Vida Companhia Seguros, Esumédica, Europ Assistance e Seguros Logo;

iv.           Cash equivalents in the amount of Euro ten million to allow BES management to pursue the necessary actions to recover the value of its assets;

v.              Liabilities to their respective shareholders holding an interest equal to or greater than 2% at the current time or during the past two years, and members of corporate bodies or persons holding similar positions in other entities in a control or group relation with BES, their respective spouses, relatives or family members to the first-degree or third parties who operate on behalf of the persons or entities listed above;

vi.           Liabilities of persons or entities who were shareholders, held the positions or provided the services listed in the previous item during the four years prior to the creation of Novo Banco, SA, and whose actions or omissions were the source of the credit institution’s financial difficulties, or aggravated said situation, their respective spouses, relatives or family members to the first-degree or third parties who operate on behalf of the persons or entities listed above;

vii.        Liabilities to persons responsible for facts relating to the credit institution, or from which they benefited, directly or through an intermediary, and that were the source of the financial difficulties, or whose actions or omissions in the scope of their responsibilities aggravated said situation, in the opinion of the Bank of Portugal;

viii.     All responsibilities for subordinated credits resulting from the issuance of investments used in the calculation of BES’s own funds, the conditions for which were approved by the Bank of Portugal;

ix.           Any responsibilities or contingencies resulting from fraudulent misrepresentation (dolo), fraud, violation of regulatory, criminal or counter-ordinance provisions;

x.              Any BES responsibilities or contingencies associated with the issuance of shares or subordinated debt; and

xi.           Any responsibilities or contingencies associated with marketing, financial intermediation and distribution of debt instruments issued by entities that are part of GES.

2.6.                  Controlled management regime in Luxembourg

As stated above, on July 22, 2014, Rioforte filed a petition for controlled management with the Luxembourg courts after concluding that it was not in a position to fulfill the obligations resulting from certain debts that had matured in July 2014, and such request was accepted on July 29, 2014. Rioforte’s request to be placed under controlled management arose as a result of the substantial difficulties encountered by the company that held 100% of its share capital, ESI. Judge Annick Wolff was appointed to draft the report on the applicant’s financial situation.

Under the relevant Luxembourg laws, as from the appointment of the judge in charge of drafting the report on the applicant’s financial situation, creditors must abstain from adopting any enforcement action against the debtor (they may, however, file claims and obtain judicial decisions, provided they are not effectively enforced). The company should likewise obtain written authorization from the judge to sell, mortgage or pledge, receive or undertake to receive movable property (capital).

(14)  Source: compilation of frequent questions regarding the resolution measure applied to BES, disclosed by Banco Portugal at http://www.bportugal.pt/pt-PT/OBancoeoEurosistema/Esclarecimentospublicos/Paginas/infobes.aspx.

Pursuant to Luxembourg law, after the judge presents her report to the court, the latter can either reject the request for controlled management (which typically results in the company having to file for insolvency) or appoint one or more commissioners, who will be in charge of managing the company. Pursuant to Luxembourg law, the commissioners do not replace management or other corporate bodies, but they supervise their operation. Accordingly, the management bodies continue to manage and represent the company, but the implementation of numerous acts will be subject to the commissioners’ prior consent.

Indeed, under Luxembourg law, the company is prohibited from selling, transferring or undertaking to transfer, mortgaging or pledging movable property or real property, negotiating, liquidating, loaning, receiving or making payments, and in general taking any managerial action, without the consent of the commissioners.

The commissioners also have the necessary powers to adopt the measures they consider to be adequate in the best interest of the company and its creditors. Accordingly, they can request that creditors present claims and supporting documents so they can prepare the company’s reorganization or liquidation plan.

After the commissioners have drafted their report - which can include either a reorganization plan or a liquidation plan - the creditors will be called to vote, with respect to which more than 50% of the creditors representing more than 50% of the company’s indebtedness must be present or represented (under Luxembourg law, creditors who abstain will be considered to have accepted the plan).

The court maintains its discretion in relation to the approval of the reorganization plan, even if the plan was approved by the creditors; however, once the plan is ratified by the tribunal, the company and the creditors are bound thereby.

If the court considers it impossible that the commissioners’ plan is approved, the request for controlled management will be overruled, whereupon the court may, alternatively, request that the commissioners draft a new plan within a certain timeframe. If the plan is rejected, the company must, as a rule, file for insolvency, provided certain conditions are satisfied (i.e., that the company does not have the means to pay its respective creditors and is also unable to obtain credit).

The commissioners’ duties cease upon the court’s approval of the plan presented to the creditors as described above.

Finally, it is worth noting that the company may file for insolvency at any time, provided the conditions set forth above are satisfied.

At this stage, it is impossible to anticipate the duration and outcome of the outstanding proceedings, as well as the likelihood that Rioforte will eventually file for insolvency. However, it appears clear, even at this early stage, that Rioforte’s creditors, which will include Portugal Telecom upon implementation of the Exchange described in section 3 below, are not likely to receive full repayment of amounts due. See also section 6 below “Risk factors and warnings —The Rioforte Investments that we will acquire in the proposed Exchange are in default, and we may not be able to recover any of the amounts outstanding under these investments.”

3.                            The agreement on the terms for proceeding with the Business Combination

On July 28, 2014, Portugal Telecom and Oi defined the terms of the principal definitive agreements (the “Definitive Agreements”) that, subject to the approval by the General Shareholders’ Meeting of PT of the execution of the agreements to be entered into with Oi for proceeding with the implementation of the Business Combination with the necessary adjustments, and subject to the approval of the board of directors of Oi, will be entered into between, on the one hand, Portugal Telecom, and on the other hand, PTIF and PT Portugal (collectively, the “Oi Subsidiaries”), as well as with Oi and CorpCo, and the purpose of which is to establish the terms and conditions pursuant to which the transactions agreed upon between Oi and Portugal Telecom for proceeding with the second step of the Business Combination, including the Merger of Shares and the Corporate Reorganization, may be enacted, as described above. The Definitive Agreements are governed by Brazilian law.

The Definitive Agreements provide for (i) an exchange pursuant to which Portugal Telecom will acquire the Rioforte Investments from the Oi Subsidiaries, and in exchange, Portugal Telecom will transfer to the Oi Subsidiaries common and preferred shares issued by Oi (or by CorpCo, if the exchange is implemented after the Merger of Shares); and (ii) the Oi Subsidiaries will grant Portugal Telecom a call option to acquire Oi shares.

Given that the transactions described above involve Oi shares that will be treasury shares, the consummation of the Exchange (as defined below) and the subsequent effectiveness of the Call Option (as defined below) are subject to approval by the Brazilian Securities Commission (Comissão dos Valores Mobiliários or “CVM”) of (a) the receipt of the Exchange Shares by the Oi Subsidiaries; (b) the maintenance of Oi treasury shares (and, after the Merger of Shares, of CorpCo shares) in an amount equivalent to the maximum number of Exchange Shares (as defined below); and (c) the grant of a call option by the Oi Subsidiaries to Portugal Telecom for an amount equivalent to the maximum number of Exchange Shares. If CVM approval cannot be obtained by March 31, 2015, the Exchange will not be consummated and the Call Option will not become effective in accordance with the terms set forth in the Definitive Agreements.

3.1.                  Principal terms of the Exchange Agreement and Other Covenants (“Exchange Agreement”)

The Oi Subsidiaries and Portugal Telecom will effect an exchange whereby Portugal Telecom will transfer to the Oi Subsidiaries 474,348,720 common shares and 948,697,440 preferred shares of Oi, it being specified that both classes of shares are listed (“Exchange Shares”), and the Oi Subsidiaries will, in exchange, deliver the Rioforte Investments to Portugal Telecom (“Exchange”). If the Exchange takes place only after the Merger of Shares, Portugal Telecom will deliver 1,348,193,932 common shares of CorpCo (which will also be listed) to the Oi Subsidiaries. The Rioforte Investments we will acquire under the Definitive Agreements to be considered by the General Shareholders’ Meeting may ultimately have no value — see section 6 below: “Risk Factors and Warnings — The Rioforte Investments that we will acquire in the proposed Exchange are in default, and we may not be able to recover any of the amounts outstanding under these investments.”

The consummation of the Exchange, with the transfer of the Exchange Shares to the Oi Subsidiaries and of the Rioforte Investments to Portugal Telecom, must be completed within 3 (three) business days after the date of CVM approval.

The Exchange Agreement further provides that once the Exchange will have been consummated, Oi, CorpCo and the Oi Subsidiaries will grant Portugal Telecom and its directors a release in relation to the subscription for or acquisition of the treasury applications in the Rioforte Investments and their later contribution to the Oi Capital Increase, as well as an express waiver by Oi and the Oi Subsidiaries of any right to a file a claim or to claim indemnification (with the express and exclusive exception of claims relating to the right of recourse against PT with respect to third-party claims) by virtue of the Rioforte Investments and their contribution in the context of the Oi Capital Increase or any omissions or incomplete information related specifically to the Rioforte Investments, their situation and the risks involved.

3.2.                  Principal terms of the Call Option Agreement and Other Covenants (“Call Option Agreement”)

Pursuant to the Call Option Agreement, the Oi Subsidiaries will grant to Portugal Telecom a non-transferable, American type call option (the “Call Option”) to acquire 474,348,720 common shares and 948,697,440 preferred shares of Oi (or 1,348,193,932 common shares of CorpCo, after the Merger of Shares) (the “Call Option Shares”).

Portugal Telecom may exercise the Call Option, in whole or in part, at any time, during a period of six years, as from the date of the consummation of the Exchange. The original number of Call Option Shares that Portugal Telecom is entitled to purchase pursuant to the Call Option will be reduced by 10% upon the first anniversary of the effective date of the Call Option and by 18% on each successive anniversary.

The Call Option exercise price will be R$1.8529 per preferred share and R$2.0104 per common share issued by Oi (and, if applicable, R$2.0104 per common share issued by CorpCo), in each case adjusted by the Brazilian CDI rate plus 1.5% per annum, calculated pro rata temporis, from the date of the Exchange and through the date of effective payment of the price of exercise, in full or in part, of the Call Option. The exercise price of the Call Option must be paid in cash, in immediately available funds, on the date of the transfer of the Call Option Shares.

If PT Portugal, PTIF, and/or any subsidiary of Oi does not hold, in treasury, a sufficient number of Call Option Shares to deliver to Portugal Telecom, the Call Option may be settled by payment in cash by the Oi Subsidiaries to Portugal Telecom of the amount corresponding to the difference between the market price for the Call Option Shares on the business day immediately preceding the exercise of the Call Option and the applicable exercise price corresponding to these shares.

So long as the Call Option is in effect, Portugal Telecom will be precluded from acquiring Oi shares or CorpCo shares, directly or indirectly, other than through the exercise of the Call Option. Portugal Telecom may not assign or transfer the Call Option and may not grant any rights associated with the Call Option, including any guarantees without Oi’s consent. If Portugal Telecom issues, directly or indirectly, derivative instruments indexed, backed by or related to shares of Oi or CorpCo, it must immediately use all the financial proceeds received, directly or indirectly, in these transactions for the acquisition of Call Option Shares.

Oi may terminate the Call Option if (i) the bylaws of Portugal Telecom are voluntarily amended to delete or amend the provision that limits the voting rights of any shareholder to 10% of the total voting rights of Portugal Telecom; (ii) Portugal Telecom begins to compete with Oi; or (iii) Portugal Telecom breaches certain obligations under the Call Option Agreement.

The Call Option will automatically expire if the Exchange is not implemented by March 31, 2015.

3.3.                  Other information related to the operation, corporate approvals, and the Business Combination

The terms and conditions of the Definitive Agreements were approved on July 28, 2014 by the Board of Directors of Portugal Telecom. The execution of the Definitive Agreements, the implementation of the Exchange and the grant of the Call Option described above are subject to certain conditions, including, among other corporate approvals, approval by the General Shareholders’ Meeting of Portugal Telecom and the board of directors of Oi.

The following matters will also be submitted to a pre-meeting of the shareholders of CorpCo: (i) the proposed alternative structure under analysis for the integration of the shareholder bases of Portugal Telecom and CorpCo upon completion of the incorporation of Oi’s shares not covered by the Exchange, and, if viable, the admission to trading of CorpCo shares on the BM&FBOVESPA, NYSE and Euronext Lisbon; (ii) amendments to the bylaws of CorpCo to include a limitation of 7.5% on the voting rights applicable to (a) Portugal Telecom, and (b) any other shareholder who receives a percentage interest in CorpCo greater than 15% of CorpCo’s share capital as a result of the potential integration of the shareholder bases of Portugal Telecom and CorpoCo, excluding any shares of CorpCo already held by that shareholder or that are acquired through other means; and (iii) amendments to the deadlines and other provisions of the amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements, all of which were entered into on February 19, 2014.

Following the consummation of the Exchange, Portugal Telecom intends to pursue, to the full extent permitted by the law, the available legal and procedural options against Rioforte and any relevant related parties with a view to obtaining repayment of the Rioforte Investments, including in any debt restructuring under the controlled management (gestion contrôlée) procedures in accordance with Luxembourg law.

Finally, PT intends to maintain its shares listed on the Euronext Lisbon market after the consummation of the Exchange and the grant of the Call Option, to the extent the listing requirements for such market continue to be met.

4.                            Transactions under analysis to be implemented after the execution of the Definitive Agreements

In the context of the transactions described above, it is worth mentioning certain corporate events that could be implemented following the execution of the agreements between PT and Oi, including the execution and implementation of the Exchange Agreement and the Call Option Agreement.

4.1.                 Initial scenario

First and foremost, it is worth recalling that, as initially delineated in the Memorandum of Understanding, at the time the PT shareholders were called to consider the contribution in the Oi Capital Increase, it was expected that, in the course of the Business Combination, and after the referred to capital increase operation, the steps listed below and described in section 1.1 would be implemented.

Simplification of the control structure of CorpCo - Corporate Reorganization

The Business Combination would result in the simplification of the control structure of CorpCo. This simplification would proceed from the corporate reorganization of the various holding companies having direct and indirect interests in CorpCo, as a result of which, among other effects, PT would directly hold the Oi shares corresponding to its indirect interest in CorpCo. The Corporate Reorganization would take place simultaneously with the Merger of Shares.

Merger of Shares

Simultaneously, all of the shares of Oi would be incorporated into CorpCo, and Oi’s common shares and preferred shares would be exchanged for common shares of CorpCo. As a result of this transaction, Oi would become a wholly-owned subsidiary of CorpCo.

Pursuant to the expected terms of the Merger of Shares, (i) each Oi common share issued and outstanding at the time of the Merger of Shares (excluding Oi common shares held by CorpCo in treasury or by shareholders who exercise any appraisal or withdrawal rights to which they may become entitled) would be automatically converted into one CorpCo common share, and (ii) each Oi preferred share issued and outstanding at the time of the Merger of Shares (excluding Oi preferred shares held by CorpCo or treasury shares) would be automatically converted into 0.9211 CorpCo common share.

It had initially been intended for the shares representing the share capital of CorpCo, the entity resulting from the various transactions constituting the Business Combination, to be listed on the Novo Mercado segment of BM&FBOVESPA, on the Euronext Lisbon regulated market and on the NYSE.

PT Merger

Finally, the Business Combination would be completed with the merger of PT with and into CorpCo. This international merger would involve the incorporation of PT into CorpCo, as a result of which Portugal Telecom would cease to exist after the definitive commercial registration of the Merger. As a result of this merger, the former shareholders of PT would become direct shareholders of CorpCo.

4.2.                  New structure under analysis

In view of all the circumstances described above, if the agreements between PT and Oi, including the Exchange Agreement and the Call Option Agreement, are approved and entered into, and PT comes to hold the Rioforte Investments and the Call Option as described above, then PT and Oi have come to the conclusion that the implementation of the last step listed above, the Merger, would not be viable.

However, PT and Oi consider it to be in the best interest of both companies and their respective shareholders to proceed with the Business Combination already initiated with the contribution of the PT Assets by Portugal Telecom in the Oi Capital Increase, even if such process may be subject to certain necessary adjustments in light of recent circumstances. In fact, notwithstanding these adjustments, the implementation of the transactions simplifying the shareholder structure of CorpCo, as well as of the Merger of Shares to CorpCo remain valid and are considered positive in enabling the migration of CorpCo to the Novo Mercado segment of BM&FBOVESPA, benefiting from enhanced corporate governance standards, increased liquidity, diffused shareholdings in the market and acceleration of the synergies generated by the transaction.

Therefore, since the Merger cannot be implemented as mentioned, an alternative structure is currently under analysis, seeking to achieve, if possible, the results expected from the Merger, namely: the unification of the shareholder bases of both companies, with the attribution to PT shareholders of shares that Portugal Telecom would hold in CorpCo after the implementation of the Exchange, with the admission to trading of the shares of CorpCo on the BM&FBOVESPA, the Euronext Lisbon and the NYSE. The goal is to achieve these results as soon as possible, such that shareholders of PT come to be, in the shortest timeframe possible — but always after the migration of CorpCo to the Novo Mercado — holders of shares of CorpCo.

This alternative structure, which will have to be approved by the Board of Directors of PT and presented for the approval of PT shareholders at a general shareholders’ meeting to be convened specifically for that purpose, would entail a reduction of the share capital of PT, in connection with which PT shareholders would receive CorpCo shares that PT would hold upon consummation of the Exchange. Accordingly, there would be no cash payment to shareholders, who would receive, in exchange for their canceled shares, assets with liquidity, in proportion to their interests held in PT.

As a prerequisite to this transaction, CorpCo shares would need to be listed on the Euronext Lisbon regulated market.

For this purpose, CorpCo must request the admission to trading of its shares on the Euronext Lisbon and prepare the corresponding prospectus to be approved by the Comissão do Mercado de Valores Mobiliários (“CMVM”) within a timeframe compatible with the overall timetable for the completion of the Corporate Reorganization and the subsequent Merger of Shares and migration of CorpCo to the Novo Mercado segment of the BM&FBOVESPA.

If the Board of Directors approves and proposes to PT shareholders a share capital reduction and PT shareholders also approve such transaction, shareholders of PT would, on the one hand, become shareholders in CorpCo — as though the Merger of PT had been partially executed — while maintaining, on the other hand, their respective shareholder interests in PT, which would still hold the Rioforte Investments, as well as the Call Option in accordance to the terms set forth above, and is expected to remain listed on the Euronext Lisbon, to the extent the listing requirements for such market are met.

Any share capital reduction that may be approved by the Board of Directors and submitted to the shareholders of PT must be approved, at a general shareholders’ meeting to be convened specifically for that purpose, by shareholders representing two-thirds of Portugal Telecom’s outstanding capital, on the first call, with shareholders who hold shares representing at least one-third of the outstanding shares being present or represented. As such, it is possible that, even if PT consummates the Exchange, the capital reduction may not be carried out, namely if it fails to be approved by PT’s shareholders. In that event, PT would continue to hold the Rioforte Investments, the Call Option and CorpCo shares corresponding to approximately 25.6% of CorpCo’s share capital, subject to PT’s being limited to 7.5% of the voting rights of CorpCo, which limitation will be contained in the bylaws of CorpCo and which had previously been agreed upon when the definitive agreements on the terms and conditions of the Business Combination were executed on February 19, 2014.

It is worth bearing in mind that, under the terms of the Memorandum of Understanding, PT had the option to choose not to consummate its subscription to the Oi Capital Increase if its interest in CorpCo would, as a result of the subscription orders for the Oi Capital Increase, after the Merger of Shares, be equal to or less than 36.6% of CorpCo share capital. However, this option related only to the Oi Capital Increase — which has already been completed and settled — such that the exercise of this option is no longer available to PT.

5.                            Underlying reasons for the execution of the Definitive Agreements

Faced with the deadlock that arose with respect to the implementation of the remaining steps of the Business Combination and, in particular, the fact that the Merger would no longer be a viable option, but convinced that the interests of the PT shareholders would continue to be better served by the implementation of the Business Combination, the Board of Directors of PT decided, at its meeting held on July 10, that all ensuing negotiations with Oi to try to resolve the deadlock would be led by the Board of Directors acting as a whole. The Board of Directors accordingly appointed certain of its members, both executive and non-executive members (and including independent board members) to represent the company in the negotiations with Oi that resulted in the memorandum of understanding entered into on July 16, 2014 and the subsequent agreement, on July 28, 2014, on the terms of the Definitive Agreements that, subject to the approval of the General Shareholders’ Meeting of PT and of the board of directors of Oi, would be entered into between PT and Oi.

The Board of Directors of Portugal Telecom believes that the agreed terms of the agreements with Oi to be considered by the shareholders of PT are the best terms that PT could have negotiated with Oi and offer three main potential advantages: (i) enabling the continuation of the Business Combination; (ii) providing the necessary time to try to minimize the loss of value of the Rioforte Investments and enabling PT to repurchase shares of Oi/CorpCo through the exercise of the Call Option; and (iii) avoiding litigation with Oi.

The execution of the agreements with Oi in the terms described herein is only one possible alternative to resolve the current deadlock with respect to the implementation of the Business Combination, and PT shareholders should consider the risks, uncertainties and advantages of the approval of the execution of such agreements, as well as of their non-approval.

5.1.                  Continuation of the Business Combination

The Definitive Agreements, together with the documents already executed, provide that, subject to the approval of the general meeting of the respective shareholders, (i) the control structure of CorpCo be simplified through the corporate reorganization of the various holding companies having direct and indirect shareholder interest in CorpCo, as a result of which, among other effects, PT would directly hold the Oi shares corresponding to its indirect interest in CorpCo (i.e., the Corporate Reorganization referred to above); and (ii) all of the shares of Oi be incorporated into CorpCo, through which the common shares and preferred shares of Oi would be exchanged for common shares of CorpCo, and Oi would become a wholly-owned subsidiary of CorpCo (the Merger of Shares, also discussed above).

The alternative structure under analysis would enable upholding all the principles of the initial agreements regarding the CorpCo shares held by PT after the consummation of the Exchange. Accordingly, subject to the approval of the shareholders of PT at a general shareholders’ meeting to be convened specifically for that purpose, such alternative structure to the Merger would allow the parties to achieve the goal of unifying the shareholder bases of the two companies in the most prompt and efficient manner possible, such that PT shareholders would receive, as soon as possible after the Merger of Shares and the migration of CorpCo to the Novo Mercado segment, the CorpCo shares that PT would hold upon implementation of the Exchange, corresponding to approximately 25.6% of CorpCo’s share capital (adjusted for treasury shares).

The Definitive Agreements and the alternative structure under analysis would permit the preservation of the objectives of the Business Combination as originally announced, namely:

•                                          Achieving the announced synergies resulting from Corporate Reorganization;

•                                          Integration of the shareholder bases of CorpCo, Oi, and Portugal Telecom as holders of a single class of common shares traded on the Novo Mercado segment of the BM&FBOVESPA, the Euronext Lisbon, and the NYSE;

•                                          Diffusion of the CorpCo shareholder base, which, following the consummation of the Business Combination, would not have any shareholders or shareholder groups bound by shareholder agreements holding the majority of its voting rights;

•                                          Adoption of the enhanced corporate governance practices of the Novo Mercado segment of the BM&FBOVESPA; and

•                                          Promotion of greater liquidity of the shares traded on these markets.

5.2.                  Possibility of mitigation of the loss on the Rioforte Investments and possibility of repurchase of Oi shares

The execution of the Definitive Agreements, together with the alternative structure under analysis, would grant PT the necessary time to use its best efforts to mitigate the loss on the Rioforte Investments and the possibility of repurchasing Oi/CorpCo shares by exercising the Call Option. Therefore, subject to the recovery of any amounts from Rioforte and using the proceeds resulting from a potential partial monetization of the Call Option, PT may exercise the Call Option and repurchase Oi shares up to a maximum of 37.4% of CorpCo. Under the Definitive Agreements to be considered by the General Shareholders’ Meeting, the possibility of repurchasing Oi/CorpCo shares through the exercise of the Call Option is subject to the risks described in section 6 below.

Given the request for protection from creditors that Rioforte presented to the authorities in Luxembourg, it is expected that the Rioforte recovery process will not be immediate, and that any recovery of cash flows associated with the Rioforte Investments could occur over time. In this way, the six-year maturity provided for in the Call Option, despite its gradual reduction over time, would grant PT some margin in terms of time for PT to attempt to repurchase Oi/CorpCo shares over time. The agreed-upon exercise price would guarantee that PT would be exposed to a potential increase in the value of CorpCo shares from the time of the execution of the agreement, regardless of any recovery under the Rioforte Investments taking place at a later date.

In addition to the value of the Rioforte Investments, PT would have the right to totally or partially monetize the Call Option through the issuance of derivatives in the market. If Portugal Telecom were to issue such derivatives, it would be required to immediately use all the financial proceeds resulting, directly or indirectly, from such transactions for the acquisition of Call Option Shares, which would allow Portugal Telecom to repurchase Oi shares in addition to any amounts that could be obtained from any recovery under the Rioforte Investments.

Furthermore, it is contemplated under the alternative structure under analysis, that the shares of Portugal Telecom would remain admitted for trading (so long as the applicable listing requirements continue to be met), with Portugal Telecom’s sole material assets being its interests in the Rioforte Investments and the Call Option, which could allow PT shareholders the possibility to sell their shares in the market.

5.3.                  Mitigation of liability and potential negative impact of disputes with Oi

The execution of the Definitive Agreements, which terms are described herein, would help mitigate the risk that, as a result of losses on the investment in the Rioforte Investments, Portugal Telecom is held liable in connection with the contribution of the Rioforte Investments in the context of the Oi Capital Increase and for any potential damages relating to such contribution.

The Definitive Agreements provide for a release to be granted by Oi, CorpCo and the Oi Subsidiaries to Portugal Telecom and its directors, as well as an express waiver by Oi and the Oi Subsidiaries, to any right to a file a claim or to claim indemnification (with the express and exclusive exception of claims relating to the right of recourse against PT relating to third-party claims) relating to the Rioforte Investments and their contribution in the context of the Oi Capital Increase and to any representations, warranties, information or omissions of information related to the Rioforte Investments, their situation and the risks involved, as described in section 3.1 above. See also section 6 below “Risk factors and warnings — Portugal Telecom could be subject to liabilities and restrictions relating to future disputes that may arise if no agreement is reached with Oi.”

It however be noted, however, that the release and the waiver included in the Definitive Agreements would only related to claims issued by CorpCo, Oi and the Oi Subsidiaries but not to any claims issued by third parties. See section 6 below “Risk factors and warnings — Portugal Telecom may be subject to liabilities relating to any future litigation or governmental or regulatory inquiries relating to the Rioforte Investments or the Business Combination.”

6.                            Risk Factors and Warnings

You should carefully consider the risks and warnings described below, together with all of the other information contained in this information statement.  The events and circumstances described below could result in a significant or material adverse effect on the financial condition of Portugal Telecom and a corresponding decline in the market price of the ordinary shares of Portugal Telecom or the Portugal Telecom ADSs, as the case may be.

The Rioforte Investments that we will acquire in the proposed Exchange are in default, and we may not be able to recover any of the amounts outstanding under these investments

Under the Definitive Agreements we may enter into with Oi relating to the Exchange and the Call Option in order to enable the Business Combination to proceed, we will receive, in exchange for the transfer of the Call Option Shares, the Rioforte Investments, as further described under section 2 above.  The Rioforte Investments were due on July 15, 2014 (for Euro 847 million) and July 17, 2014 (for the remaining Euro 50 million), but Rioforte did not repay those amounts when due, and the Rioforte Investments are in default.  On July 22, 2014, Rioforte publicly announced that it had filed for creditor protection/controlled management (gestion contrôlée) under Luxembourg law, which request was accepted on July 29, 2014.

Although we intend, upon consummation of the Exchange, to pursue to the fullest extent of the law, our legal and procedural options against Rioforte and any relevant related parties with a view to obtaining repayment of the Rioforte Investments, including in any debt restructuring under the controlled management (gestion contrôlée) procedures in accordance with Luxembourg law, we may not recover any amounts due from Rioforte under these investments.  Based solely on information made public by Rioforte, Rioforte’s consolidated liabilities amounted to Euro 3,418.3 million as of December 31, 2013 (at the time not yet including the consolidated liabilities of ESFG); and based solely on information made public by ESFG (of which, based on Rioforte’s publicly available information, Rioforte holds an indirect interest of 49%), ESFG’s individual (i.e., not consolidated) liabilities amounted to Euro 1,493 million as of December 31, 2013.  The Rioforte Investments we would acquire are unsecured, and even if there were any amounts available to the creditors of Rioforte in the context of a debt restructuring of Rioforte, we would have the right to receive payment of any such amounts, pro rata with other holders of unsecured obligations of Rioforte, only after payment in full of Rioforte’s secured creditors.

Additionally, one of the Rioforte assets — its shareholding interest in BES — held through its subsidiary ESFG, has also significantly lost value as a consequence of the Bank of Portugal’s initiative to create Novo Banco, SA.

The Rioforte Investments we will acquire under the Definitive Agreements to be considered by the General Shareholders’ Meeting may ultimately have no value.  In addition, if we are unable to recover any amounts under the Rioforte Investments, we may not have cash to exercise the Call Option.  Any inability to recover in full the amounts from the Rioforte Investments (i.e. Euro 897 million) would have a material adverse impact on our financial position and liquidity.

As previously announced, the Board of Directors has directly engaged PriceWaterhouseCoopers to independently analyze the procedures adopted and the actions undertaken by PT relating to the Rioforte Investments and undertake a wide ranging analysis of all relevant aspects of the treasury applications by PT in GES entities; however, we cannot be guarantee that the results of such analysis will be available in advance of the General Shareholders’ Meeting scheduled for September 8, 2014.

Upon completion of the transactions contemplated by the Definitive Agreements, the Call Option will be one of our only assets, and its value will be affected by a number of factors beyond our control

Under the Definitive Agreements, the Oi Subsidiaries are expected to grant to us the Call Option, under which Portugal Telecom may purchase the Call Option Shares or, upon completion of the Merger of Shares, a specified number of common shares of CorpCo.

As described in section 3 above, the Call Option will become effective upon completion of the Exchange and will have a six-year term. Portugal Telecom will be entitled to exercise it, in whole or in part, at any time, for an exercise price of R$2.0104 per common share (of Oi or CorpCo, as applicable) and R$1.8529 per preferred share of Oi.  The number of Call Option Shares that Portugal Telecom will be entitled to purchase will be reduced by 10% on the first anniversary of the effective date of the Call Option, and by 18% on each anniversary thereafter. However, if CVM approval cannot be obtained by March 31, 2015, the Exchange will not be consummated and the Call Option will not become effective in accordance with the terms of the Definitive Agreements.

The value of the Call Option will depend primarily on the market price of the Oi common shares and preferred shares (and, after the Merger of Shares, the CorpCo common shares), which will depend, among other things, on the performance, results of operations, financial condition and prospects of Oi’s business, including the PT Assets contributed by Portugal Telecom to Oi in the Oi Capital Increase. Oi’s business is subject to significant operational and other risks, including those previously disclosed by Portugal Telecom, such as those set forth in the Information Statement, made available on the PT website (www.telecom.pt) and the website of CMVM (www.cmvm.pt) on March 11, 2014, relating to the extraordinary general shareholders’ meeting of Portugal Telecom held on March 27, 2014 and in “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC. In addition, Oi’s business and the market price of its common shares and preferred shares are subject to risks relating to the implementation of the Business Combination and the risk that the Business Combination may not result in the benefits that the parties wish to achieve.  Any variation in the price of Oi’s shares and, upon the Merger of Shares, of the shares of CorpCo, could affect the value of the Call Option.  As a result, the value of the Call Option, as it will be recorded in our financial statements, may vary significantly over time due to factors beyond our control.

We may not have sufficient financial resources to exercise the Call Option

Even if the price of the Oi common shares and preferred shares (or, upon completion of the Merger of Shares, the price of the CorpCo common shares) exceeds the applicable exercise price, we may not have sufficient financial resources to exercise the Call Option.

As described above, we may not receive payment of any amounts under the Rioforte Investments.  In addition, although the terms of the Call Option will permit us to monetize our rights thereunder through derivative instruments (which proceeds would then be required to be used for the sole purpose of exercising the Call Option), we may be unable to do so.  Accordingly, we may not have sufficient financial resources to exercise the Call Option, in whole or in part.  In addition, the Oi common shares and preferred shares (or CorpCo common shares, as applicable) subject to the Call Option will be reduced over time.  Accordingly, even if the Call Option ultimately has value, we may be unable to realize that value.

In addition, our financial resources may be reduced as a result of other factors, including ongoing expenditures, the payment of taxes due by Portugal Telecom and contingencies relating to potential future legal proceedings and employee-related contingencies.

The Definitive Agreements contain significant restrictions on our activities and contemplate limits on the voting rights of any shareholder of CorpCo

The Definitive Agreements contemplate limits on our ability to transfer the Call Option or any related rights without the prior consent of Oi.  Although the terms of the Call Option will permit us to monetize our rights thereunder through derivative instruments, we will be required to use the proceeds of any such derivative instruments immediately to exercise the Call Option.  In addition, the Definitive Agreements will prohibit us from purchasing shares of Oi or CorpCo other than through the exercise of the Call Option while the Call Option is in effect.  The Call

Option may also be canceled by Oi in the event that we breach these restrictions or in certain other events, as referred to in section 3.2 above.

The Definitive Agreements also contemplate the amendment of the bylaws of CorpCo to provide that the voting rights in CorpCo that may be exercised by Portugal Telecom following the Merger of Shares will be limited to 7.5% of the voting rights in CorpCo, regardless of the percentage interest in CorpCo that Portugal Telecom holds. In addition, the bylaws of CorpCo are expected to be amended to provide that any shareholder of CorpCo who acquires a percentage interest in CorpCo greater than 15% of CorpCo’s share capital as a result of a potential integration of the shareholder bases of Portugal Telecom and CorpCo (other than shares of CorpCo already held by that shareholder or that are acquired through other means) will be limited to exercising 7.5% of the voting rights in CorpCo.

The Merger is no longer expected to occur, but the specific terms of an alternative structure to implement the Business Combination have not yet been determined.  The implementation of the Business Combination remains subject to uncertainty and may not lead to the benefits that we, Oi and CorpCo expect to achieve

As described in this Information Statement, we, Oi and CorpCo have determined that the Merger is no longer a viable structure for combining the shareholder bases of those companies as part of the Business Combination. The parties intend to implement the Merger of Shares, the Corporate Reorganization and the migration of CorpCo to the Novo Mercado segment of the BM&FBOVESPA. However, it is possible that the unification of the shareholder bases of Portugal Telecom, Oi and CorpCo may still occur through a reduction in capital of Portugal Telecom in which shareholders of Portugal Telecom would receive shares of CorpCo.  However, no such reduction in capital is being submitted to shareholders for approval at this time, and any future reduction in capital would depend on defining the specific terms of the reduction in capital based on a future balance sheet of our company, the approval of a reduction in capital by our board of directors and approval by shareholders representing two-thirds of our outstanding common shares at a meeting at which a quorum of holders of at least one-third of our outstanding common shares are present or represented.

In addition to the need for shareholder approval of the proposed alternative structure to implement the Business Combination at a future shareholder meeting to be convened specifically for that purpose, the implementation of the alternative structure would also depend on a number of steps that are not within our control, including:

•                  the implementation of the Merger of Shares of Oi and CorpCo;

•                  the migration of CorpCo to the Novo Mercado segment of the BM&FBOVESPA; and

•                  the listing of CorpCo on the Euronext Lisbon.

These steps would depend upon approvals of regulatory authorities and listing bodies, in addition to the approval of the Merger of Shares by Oi’s shareholders.  We cannot predict how long it would take to implement these steps or whether they would be successfully implemented.  In addition, pursuant to Portuguese corporate law, for such a structure to be implemented, Portugal Telecom’ net equity is required to meet certain minimum requirements. Specifically, pursuant to the Portuguese Corporations Code (Código das Sociedades Comerciais), a reduction in capital can only be considered if the net equity would exceed the new reduced share capital by at least 20%.

Similarly, under Portuguese law, if any future reduction in capital is approved by our shareholders, the transaction would need to be registered on the commercial registry, and its consummation would be subject to a one-month period in which creditors of Portugal Telecom could express opposition to the transaction.

We cannot guarantee that a structure whereby our shareholders would be attributed the CorpCo shares that we will hold after the Exchange can be implemented through a reduction of our share capital, as such implementation will depend on the evolution of our net equity and financial situation, which could be affected by a number of factors.  If, at the time of the shareholders’ meeting called to consider an alternative structure to the Merger, Portugal Telecom’s net equity level would not allow the attribution of all or part of the CorpCo shares to be held by Portugal Telecom upon the completion of the Exchange, then we may propose implementing such structure only to the extent of the maximum number of CorpCo shares that can be attributed our shareholders or implementing another alternative structure.

The implementation of the Business Combination through this or any other alternative structure may delay or limit the ability of Portugal Telecom, Oi and CorpCo to achieve the benefits that were expected to derive from the Business Combination, such as increased liquidity for shareholders and the diversification of the shareholder bases of those companies. We cannot guarantee that the benefits that we, Oi and CorpCo seek to achieve through the Business Combination will be fully realized, and any failure to integrate the companies or to achieve those benefits may affect the value of the shares of Oi and CorpCo and, so long as Portugal Telecom holds shares of Oi or CorpCo, the value of the common shares and ADSs of Portugal Telecom.

You should not make any decision regarding an alternative structure to implement the Business Combination unless and until the specific terms of an alternative structure have been determined and submitted for shareholder approval, in which case you should not make any decision until you review the materials provided in connection with that shareholder meeting

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. We are furnishing this Information Statement to shareholders and holders of ADSs of Portugal Telecom solely in connection with the Portugal Telecom extraordinary general shareholders’ meeting that will consider the Definitive Agreements, and we provide information regarding the Business Combination, including the proposed alternative structure under analysis to implement the Business Combination, because the proposed Exchange and grant of the Call Option are occurring in the context of the Business Combination and will impact the structure of the Business Combination as previously announced.

The remaining steps of the Business Combination, including an alternative structure to the Merger, will be subject to approval of the shareholders of Portugal Telecom at a future shareholders’ meeting convened specifically for that purpose, as described above.  We may file a registration statement on Form F-4 with the SEC in connection with this alternative structure. To the extent we file such a registration statement, you should carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the Business Combination.

You should not make any decision regarding any alternative structure or any CorpCo shares that you may ultimately receive in connection with that alternative structure until the specific terms of an alternative structure have been determined and submitted for shareholder approval and until you review any materials we distribute in connection with that shareholder meeting.

The Exchange and the grant of the Call Option may be completed without the Call Option ever being exercised or without the remaining steps of the Business Combination ever being implemented

The General Shareholders’ Meeting of PT will consider only the Definitive Agreements, including the Exchange and the grant of the Call Option. As described above, we cannot guarantee that the Call Option will ever be exercised. In addition, we cannot guarantee that the remaining steps of the Business Combination will ever be implemented. If the execution of the Definitive Agreements is approved at the General Shareholders’ Meeting but no alternative structure to the Merger is implemented, your Portugal Telecom shares or ADSs will represent interests in a company whose only assets would be the Rio Forte Investments, the Call Option and an interest in Oi or CorpCo that would be subject to limited voting rights.  Each of these assets has the associated risks described above.

We may not be able to maintain our listing on the Euronext Lisbon regulated market after the implementation of the Exchange and the grant of the Call Option and/or if an alternative structure to the Business Combination is implemented thereafter in which our shareholders receive shares of CorpCo

Portugal Telecom is a Portuguese sociedade gestora de participações sociais, a corporation whose corporate purpose is that of a holding company undertaking its business activities indirectly.  The implementation of the Exchange and the grant of the Call Option as well as any future attribution to our shareholders of any CorpCo shares Portugal Telecom may hold after the completion of such transactions and the implementation of the Merger of Shares and the migration of CorpCo to the Novo Mercado segment of the BM&FBOVESPA, will change significantly Portugal Telecom’s assets and financial situation, with our only material assets then being the Rioforte Investments, issued by a company undergoing gestion contrôlée procedures under the laws of Luxembourg, as described under section 2.6 above, and the Call Option for ordinary shares representing approximately 16.9% of the current share capital of CorpCo.

Those circumstances may cause Euronext Lisbon — Sociedade Gestora de Mercados Regulamentados, SA (“Euronext”), which manages the Euronext Lisbon regulated market, to decide to suspend or delist our shares from the Euronext Lisbon regulated market, including if Euronext believes that the continuing listing of such shares would affect the normal, orderly and efficient functioning of the market.  Any such suspension or delisting would adversely affect the liquidity and value of our ordinary shares.

In addition, we may determine that it is in the interest of our company, whether before or after approval of the Definitive Agreements, to delist our ADSs from the NYSE.  Any such delisting would adversely affect the liquidity and value of our ADSs.

Portugal Telecom may be liable for taxes for fiscal year 2014 or subsequent fiscal years as a result of the execution of the Definitive Agreements

Upon implementation of the Exchange, Portugal Telecom will record a tax gain or loss corresponding to the difference between the accounting and tax value of the Rioforte Investments and the Call Option, on the one hand, and the cost of acquisition of the Call Option Shares, on the other hand.  In addition, in subsequent fiscal years and taking into consideration the evolution of the fair value of the Rioforte Investments and the Call Option, this evolution may generate gains that will increase Portugal Telecom’s taxable income, though actual tax liabilities may be reduced by tax losses accrued in prior periods, subject to the applicable laws of the applicable jurisdiction (in Portugal, prior tax losses can only offset up to 70% of the taxable income in a given fiscal year; moreover, such tax losses can only be carried forward through a maximum of twelve tax periods following the fiscal year in which such losses were recorded).  Accordingly, it is possible that Portugal Telecom may be liable for taxes in the current or any subsequent fiscal year, even if it is unable to recover any amounts under the Rioforte Investments or to monetize the Call Option. Any taxable income that cannot be reduced by tax losses could have an adverse effect on the results of Portugal Telecom and on the market price of PT’s common shares and ADSs.

Portugal Telecom could be subject to liabilities relating to any future litigation or governmental or regulatory inquiries relating to the Rioforte Investments or the Business Combination

Although the Definitive Agreements include a waiver and release, governed by Brazilian law, of Portugal Telecom by CorpCo, Oi and the Oi Subsidiaries with respect to any claim, in any jurisdiction, against Portugal Telecom relating to the Rioforte Investments and their transfer to Oi in the Oi Capital Increase, this waiver and release does not limit the ability of other parties, including our shareholders or the shareholders of Oi and CorpCo, to initiate claims against us relating to the Rio Forte Investments or to the Business Combination or the ability of governmental or regulatory agencies, including the CMVM, the SEC or the CMV, to pursue formal investigations or enforcement proceedings against us.  In addition, the Definitive Agreements do not limit the ability of CorpCo, Oi and the Oi Subsidiaries to exercise any rights under Brazilian law to seek compensation (direito de recesso/regresso) for claims against CorpCo, Oi or the Oi Subsidiaries by third parties.  As a result, we could be subject to liabilities relating to any future claims or other proceedings and could incur expenses defending against any such claims or proceedings.  Any such liabilities could have a material adverse effect on our financial condition or on our ability to fully implement the Business Combination.

Portugal Telecom could be subject to liabilities and restrictions relating to future disputes that may arise if no agreement is reached with Oi

Absent an agreement between Portugal Telecom and Oi, as currently represented by the terms and conditions of the Definitive Agreements, as may be combined with a potential alternative structure under analysis for the remaining steps of the Business Combination, the losses resulting from the Rioforte Investments could lead Portugal Telecom and Oi (or their respective shareholders) to initiate judicial or arbitration proceedings to determine liability in connection with the contribution of the Rioforte Investments in the context of the Oi Capital Increase and for any alleged damages relating to such contribution. As of the date hereof, it is not possible to determine the chances of success for Portugal Telecom in any such proceedings, or the amounts that could be claimed in connection therewith. Likewise, we cannot determine the potential consequences of any such disputes on the compliance with the obligations assumed by Oi, PT and CorpCo, including the applicable terms and deadlines, with a view to completing the second step (including the Merger of Shares and the Corporate Reorganization) and third step of the Business Combination.

Even if there were no immediate judicial or arbitration disputes resulting from the non-execution of the Definitive Agreements, we cannot guarantee that it would be possible to negotiate a new agreement with Oi, and any such negotiation could increase the uncertainty surrounding our ability to achieve the goals of the Business Combination.

Any potential disputes involving Portugal Telecom and Oi that could arise if they fail to execute the Definitive Agreements, the uncertainties relating to the duration and final outcome of such proceedings, the potential adverse consequences of time spent on the management of the two companies, and the cancellation or delays in the timeframes for the subsequent steps of the Business Combination are potentially negative effects, which could in turn adversely affect the political rights, including voting rights, of Portugal Telecom in Oi and CorpCo, pursuant to the terms of the TmarPart Shareholder Agreements, Portugal Telecom’s ability to dispose of its interest in CorpCo, the overall financial situation of Portugal Telecom and Oi and the market value of their respective shares.

The negotiations relating to the execution of the Definitive Agreements were led by the Board of Directors of PT, which has decided to submit its decision for approval by the shareholders

Faced with the deadlock that arose with respect to the implementation of the remaining steps of the Business Combination and, in particular, the fact that the Merger would no longer be a viable option, but convinced that the interests of the PT shareholders would continue to be better served by the implementation of the Business Combination, the Board of Directors of PT decided, at its meeting held on July 10, that all ensuing negotiations with Oi to try to resolve the deadlock would be led by the Board of Directors acting as a whole. The Board of Directors accordingly appointed certain of its members, both executive and non-executive members (and including independent board members) to represent the company in the negotiations with Oi that resulted in the memorandum of understanding entered into on July 16, 2014 and the subsequent agreement, on July 28, 2014, on the terms of the Definitive Agreements that, subject to the approval of the General Shareholders’ Meeting of PT and of the board of directors of Oi, would be entered into between PT and Oi.

One of the items provided for by the Definitive Agreements and considered by the Board of Directors of PT in the context of the negotiation of the terms of such agreements is the release, which would be granted, upon consummation of the Exchange, by Oi, CorpCo and the Oi Subsidiaries to Portugal Telecom and its directors in connection with the Rioforte Investments and their subsequent contribution in the context of the Oi Capital Increase, as well as the express waiver by Oi and the Oi Subsidiaries, subject to the consummation of the Exchange, to any right to a file a claim or to claim indemnification (with the express and exclusive exception of claims relating to the right of recourse against PT relating to third-party claims) relating to the Rioforte Investments and their contribution in the context of the Oi Capital Increase and to any representations, warranties, information or omissions of information related to the Rioforte Investments, their situation and the risks involved, as described in section 3.1 above.

The release and waiver as provided for in the Definitive Agreements would, however, only apply to proceedings initiated by CorpCo, Oi and the Oi subsidiaries, and would not limit the ability of other parties to initiate such proceedings. See above “— Portugal Telecom could be subject to liabilities and restrictions relating to future disputes that may arise if no agreement is reached with Oi.”

On the other hand, and although it constitutes a management decision, the Board of Directors has decided, given the significance of the execution of the Definitive Agreements, as described above, to submit such execution for consideration by the shareholders of PT at a general meeting, pursuant to article 373.º, n.º 3, of the Portuguese Companies’ Code (Código das Sociedades Comerciais). In addition, under article 72.º, n.º 5, of the Portuguese Companies’ Code, the directors of a company may not be held liable towards such company for measures enacted upon a shareholder vote, even if such shareholder vote may be subject to annulment.

7.                            Final considerations

Given the significance of the matters described above, the Board of Directors of PT proposes, pursuant to article 373.º, n.º 3, of the Portuguese Companies’ Code (Código das Sociedades Comerciais), and in the context of proceeding with the implementation of the Business Combination with the necessary adjustments to the terms originally announced and once the conditions precedent described above have been satisfied, that the shareholders of PT resolve to proceed with the execution and implementation of the necessary agreements with Oi, including the execution of the Exchange Agreement and the Call Option Agreement, in order to:

a)             Implement the Exchange pursuant to which PT would acquire the Rioforte Investments in exchange for the transfer by PT of 474,348,720 common shares and 948,697,440 preferred shares of Oi, representing approximately 16.9% of Oi’s share capital and 17.1% of Oi’s voting rights (the “Call Option Shares”); and

b)             The grant by the aforementioned Oi subsidiaries to PT of an irrevocable and non-transferable call option to reacquire the Call Option Shares (for an exercise price of R$2.0104 per common share and R$1.8529 for preferred share), for a period of six years, with the exercise price being in each case adjusted by the Brazilian CDI rate plus 1.5% per annum.

It should be emphasized that, at the General Shareholders’ Meeting to be held on September 8, 2014, the shareholders of PT will not be called to approve the reduction of share capital or any other alternative transaction to the Merger that would result in the attribution of the CorpCo shares that PT would hold after the execution of the Definitive Agreements, as the execution of any alternative to the Merger of PT is dependent upon various factors referred to in section 4 above.

It is further worth noting that, following the potential approval of a capital reduction or of any other alternative structure to the Merger that achieves the same objective of, in the most prompt and efficient manner possible, unifying the shareholder bases of both companies in relation to the CorpCo shares held by PT that are not covered by the Exchange, an amendment of the bylaws of PT to adapt them to the new reality and corporate organization, together with the adoption of a new corporate name, and the appointment of new corporate bodies according to a structure of corporate governance that is deemed adequate, would also be required to be submitted to a general meeting of the shareholders of PT.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.